corporate profile
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

01 Letter from the President & CEO
09 Letter from the Board Chair

11 Management’s Discussion & Analysis
82 Financial Statements & Notes

121 11-year Financial Highlights
122 Directors & Officers

123 Selected Financial & Operating Highlights
IBC Corporate & Shareholder Information

transformation & growth
LETTER FROM MICHAEL M. WILSON, PRESIDENT & CHIEF EXECUTIVE OFFICER
Transformation and Growth. These two concepts go hand in hand in the world of agriculture and at Agrium. We have been actively transforming Agrium over the past few years and in 2006 made significant progress in this continued growth and transformation.
Key steps undertaken in 2006 included:
1	almost doubling our North American Retail operations, due to the acquisition of Royster-Clark in the first quarter of 2006. With the integration now operationally complete, Agrium is the largest publicly traded direct-to-grower agricultural retailer in the United States;

2	creation of the new Advanced Technologies business unit resulting from the acquisition of both the Nu-Gro and Pursell specialty fertilizer businesses and significant expansion of our ESN capacity. With these developments we are in a leading position to provide environmentally friendly, controlled-release crop input products to a broad range of customers and segments;

3	expansion of our U.S. Wholesale nutrient distribution system and purchase for resale business, also acquired as part of the Royster-Clark acquisition; and,

4	expansion of our potash capacity by over 300,000 tonnes.

2006 was an important year for Agrium, one that was filled with both significant accomplishments and challenges. The challenges included significantly lower earnings due to low crop prices, higher input costs and reduced crop nutrient demand in the first half of 2006, as well as a write-down to the book value of our Canadian phosphate operations.
There are a number of recent positive market developments that, combined with our expansions and acquisitions, set the stage for a strong 2007 and also bode well for the medium-term outlook. These include an almost doubling of corn prices, partly due to the growing demand for ethanol. As a result, U.S. corn and wheat acreage is expected to rise and support increased crop input use. Furthermore, global nutrient markets showed signs of tightening in early 2007, particularly for nitrogen and phosphates. These factors combined were the driving force behind the over 40 percent increase in Agrium’s share price between October 2006 and early February 2007.
I am confident the growth initiatives we undertook in 2006 have positioned us to benefit from the strong industry fundamentals.
Our Roots Run Deep
The year 2006 also marked Agrium’s 75th anniversary as an innovative producer and marketer of crop nutrients. Through our predecessor company, we started producing crop nutrients in Western Canada in 1931. Building on this strong history, we are striving to transform Agrium further, to diversify and grow our businesses across the value chain.

2	AGRIUM ANNUAL REPORT 2006

To better guide our transformation and growth we redefined our Mission and Vision in 2006:

OUR MISSION

Providing Ingredients for Growth.

OUR VISION

Be one of the World's Leading Providers of Inputs for Plant Growth by Creating Value for Each of our Stakeholders.
2006 Performance In Review
Our 2006 operating results were below 2005 and our initial expectations for a number of our businesses and products. This was largely due to a combination of higher than expected costs and weaker than expected crop input demand.
Most of these challenges were industry wide. Low crop prices in the first half of the year, combined with high crop input costs, resulted in lower than expected crop input demand in North America and in many other regions. This lower demand, combined with higher production costs for all three of our nutrient products, impacted our Wholesale margins. Global crop prices and nutrient demand increased significantly in the second half of the year and our margins started to show significant improvement starting in the fourth quarter of 2006.
Financial highlights from our key businesses and products included:
•	Our Retail operations earned $125-million in earnings before interest expense, income taxes, depreciation, amortization and asset impairment (EBITDA) in 2006, compared with $113-million in 2005, the tenth straight year of record EBITDA. This marks the first year we achieved a record EBITDA due to an increase in the number of retail centers, rather than improved operating results from existing stores. We had our second best year from our legacy Retail operations, while our newly acquired Royster-Clark retail operations experienced lower than expected earnings in 2006. The challenging year in 2006 for agriculture retailers resulted from a combination of lower input use due to lower corn acreage and prices and lower pest pressure across the U.S. compared to 2005. The agricultural outlook for 2007 is bullish in comparison.
•	Our Potash gross profit was $98-million, a decline of $59-million compared to last year. The lower returns were due to a combination of reduced sales and higher costs. Protracted price negotiations with China and India in the first half of 2006 meant Agrium, and the industry as a whole, had to lower production and sales in the first half of the year. We also had significant downtime in the second half of 2006 in order to tie-in our new capacity expansion. This was part of our strategy to continue to expand our potash capacity and markets. These two factors together lowered our production and sales volumes and resulted in higher cost of goods sold on a per unit basis. With the expansion complete and an expected tighter world potash market, we look toward stronger margins in 2007.

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•	Nitrogen margins were squeezed in 2006 relative to the past few years due to very high North American natural gas prices in late 2005 and early 2006, partly due to the severe U.S. hurricane season. This increase in costs occurred at a time when we were building inventory for the spring season. Nitrogen prices and margins subsequently declined on lower than expected spring demand. Nitrogen margins rose dramatically starting late in 2006 and early 2007, with the global and North American market appearing to be very tight heading into the spring of 2007.
•	Our Phosphate business was impacted by a significant increase in costs at our Canadian phosphate operations in 2006. This was due to a combination of increasing phosphate rock costs due to high iron content from our Kapuskasing, Ontario phosphate mine, plus a much stronger Canadian dollar. The ore quality, medium-term phosphate, and Canadian dollar outlook, all contributed to a reduction in the estimated economic ore reserve life, resulting in a non-cash, after tax charge of $95-million on our Canadian phosphate operations. Our Conda, Idaho phosphate operations continued to deliver strong returns and margins. We expect to see an improvement in our Canadian phosphate margins by mid-2007 as we take a multi-pronged approach to addressing the rock cost issue.
•	Our new Advanced Technologies business unit contributed over $100-million in sales and $19-million in gross profit and these figures are expected to increase further with a full year of earnings from our 2006 acquisitions and expansions in this market segment. We believe there is significant unrealized demand for these more efficient, effective and environmentally friendly controlled-release products in North America and around the world. There is also potential for further technological advances and efficiencies from our on-going research and development.
Even in a year where our Retail and Wholesale operations faced a number of challenges, we were still able to generate over $950-million in gross profit and $377-million in EBITDA.

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Agrium’s 2006 Scorecard & 2007 Priorities
In my letter to you last year, I highlighted the major priorities for Agrium in 2006. I am pleased to report that we delivered on virtually all of them. The following provides a high level overview of these priorities and our achievements to date:
PRIORITY: Significantly expand our retail distribution network through the acquisition and integration of the 2006 Royster-Clark acquisition.

We completed the key operational integration goals by late 2006, and we started to achieve cost reduction synergies in the latter part of the year, partly through the closing of two head offices and approximately 40 underperforming retail locations. We did not plan to realize significant margin improvement in 2006 as key integration activities were postponed in order to minimize disruption to the spring business. We are committed to achieving $45-million in annualized retail synergies and margin improvement by the end of 2007, significantly higher than the original retail synergy savings identified at the time of the acquisition.

PRIORITY: Integrate Nu-Gro and Pursell acquisitions into a separate business unit.

We successfully integrated both the Nu-Gro and Pursell acquisitions, creating a new Strategic Business Unit (SBU) called Agrium Advanced Technologies. This SBU also incorporates our recently expanded ESN controlled-release product for broad acre crops. We believe that there are potential additional synergies to be captured in 2007 as we continue to optimize the controlled-release technologies among the three organizations. We also believe these more effective and environmentally friendly products have strong growth potential both within North America and internationally.

PRIORITY: Decision on building a new nitrogen production facility in Egypt.

We have made significant progress on our Egyptian Nitrogen Project, including signing a long-term gas supply contract at a highly competitive gas price. A final decision on whether to proceed with construction of this 1.2 million tonne urea facility is expected in the first half of 2007.

PRIORITY: Start-up potash expansion.

We commissioned our potash expansion in September of 2006, increasing our potash capacity by 17 percent in 2007. The commissioning process took longer than originally expected partly due to the tight labor market in Western Canada.

PRIORITY: Deliver on additional growth opportunities in 2006.

In addition to the acquisitions made in early 2006, we delivered on growth opportunities through the acquisition of Pursell Technologies’ business in the Agrium Advanced Technologies segment in the summer of 2006.

PRIORITY: Maintain our disciplined approach to growth, while ensuring a solid financial position.

We continued to maintain our disciplined approach to growth. Our debt-to-capital ratio remains close to our target 40 percent, even after completing a series of significant acquisitions and expansions.

AGRIUM ANNUAL REPORT 2006	5

PRIORITY: Continue to build on our strong corporate governance.

We continued to build on our strong corporate governance again in 2006, as outlined in the letter from our Board Chair, our 2005 Sustainability Report, and as evidenced by the public recognition we continue to receive. We also completed our first certification as a U.S. foreign private issuer as to the effectiveness of our internal control over financial reporting without any qualifications for material weaknesses.
In addition to these stated priorities and accomplishments, we also secured sufficient gas supplies for the operation of the Kenai, Alaska nitrogen facility for approximately eight months in 2007. There is the potential for Kenai’s 2007 contribution to be similar to the 2006 level, if global nitrogen markets remain tight for the rest of the year, even with a higher gas price and lower production in 2007.
Our key priorities in 2007 will be to:

• capture $45-million in annualized retail synergies from the Royster-Clark acquisition by the end of 2007 as evidenced by Retail EBITDA growth;

• decision regarding construction of the Egypt Nitrogen Project. If the project proceeds, together with our joint venture partners, we will construct a new world-scale urea facility on Egypt’s Mediterranean Coast with an annual capacity of over one million tonnes of urea;

• address technical rock processing issues at our Kapuskasing phosphate mine;

• successfully complete our Canpotex test run of the Vanscoy potash expansion, reach a decision on whether to proceed to the next phase of the Vanscoy potash expansion and on our potential gasification projects;

• continue our international expansion and diversification through the value chain; and,

• imbed Agrium’s commitment to superior Environmental, Health and Safety (EH&S) performance to the former Royster-Clark, Nu-Gro and Pursell facilities.
In addition to these priorities, on an ongoing basis, we strive to:
•	continue to grow, diversify and transform Agrium to provide more stable earnings and cash flow;

•	continue to improve EH&S performance by enhancing our processes and further strengthening employee commitment in these areas; and,

•	enhance our corporate governance systems.

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Ethanol Fuels Demand For Grains & Nutrients
Global crop prices surged higher in late 2006 and in early 2007 as global coarse grain inventory, relative to use, are expected to decline to their lowest level in modern history. The global grain supply/demand situation has been tightening for the past five years, as the rate of growth in grain demand from an increasingly wealthy, growing world population has not been able to match the increase in grain supply from a limited arable land base. The rate of growth in demand has been further spurred on by demand for bio-fuels, particularly ethanol, as the world looks to environmentally friendly energy solutions. As much as 25 percent of the 2007 corn crop is expected to be used in the production of ethanol up from only 14 percent in 2005.
Social & Environmental Responsibility
Commitment to the safety and the protection of our employees, the environment, and the communities in which we operate is an integral component of how we conduct our day-to-day operations. To help maintain our focus on this key objective we set EH&S annual performance goals and integrate them into our broad annual goal setting and scorecard processes. We monitor our results and review any shortcomings on an on-going basis as part of a continuous improvement process.
After achieving several years of generally improved EH&S performance measures, we experienced more mixed results in 2006. Performance measure results were also complicated by the incorporation of several acquisitions. For our legacy businesses we improved on or equaled our results from the prior year for most of our key performance indicators. However, our EH&S performance results were poorer than last year for the important employee injury and illness measure and for the lost time incident index. As a result, a key goal for 2007 will be to be deliver improved results and to integrate and improve upon EH&S performance results for our newly acquired businesses.

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Our commitment to providing environmental solutions is demonstrated by our focus on bringing new controlled-release products and technologies to the market. We believe that this product grouping has significant growth potential both in the agriculture and non-agriculture markets.
Our Key Stakeholders: Shareholders, Employees & Communities
Agrium strives to provide superior returns to our shareholders, while continuing to focus on providing valuable goods and services to our valued customers long into the future. As we continue to grow and transform our organization, our aim is to ensure we make a positive social, environmental and economic impact for the growers and other customers we supply and the communities in which we operate. We also focus on making Agrium a great place to work for our more than 6,500 employees worldwide.
I would like to take this opportunity to thank our employees for their dedication and commitment to the success of Agrium, past, present and future. I also want to thank you, the shareholder, for your continued interest in Agrium. Finally, I express my gratitude to the Board of Directors for the guidance and support this past year.
As I look toward 2007, I believe our Retail, Wholesale and Advanced Technologies operations are in a unique position to benefit from the strong agricultural and nutrient markets. I also expect the growth and transformation that we have undertaken over the past few years will be clearly evident in 2007 and look forward to sharing our results with you at this time next year.
Michael M. Wilson
President & Chief Executive Officer
February 21, 2007
Certain statements in this Letter to Shareholders are forward-looking statements, and reflect certain expectations regarding industry conditions, market trends, our results of operations and other factors. Readers are referred to the section titled “Forward-looking Statements” in the Management’s Discussion and Analysis of operations and financial conditions of the 2006 Annual Report in which this Letter to Shareholders is included for a more detailed explanation and discussion of the forward-looking statements.

8	AGRIUM ANNUAL REPORT 2006

LETTER FROM FRANK W. PROTO, BOARD CHAIR
As reported in previous Chair’s letters your Board of Directors has a principal focus to review and approve Agrium’s long-term strategy and monitor the implementation of that strategy. Agrium is committed to being one of the world’s leading providers of inputs for plant growth. Some of the key elements of our strategy are to:
1	diversify our income streams both geographically and by product mix;

2	expand our exposure in the segments of the business that tend to be less cyclical in revenue production such as retail, distribution and specialty fertilizers; and,

3	continue to maintain our position as a low cost producer of nutrients.
We took a number of major steps towards putting the key elements of our strategy in place in 2006. Our purchase of Royster-Clark now places Agrium as the largest direct-to-grower agriculture retailer in North America. We also expanded our presence in South America retail. The formation of our Advanced Technologies business unit is another example of this strategy. We believe we have positioned Agrium as the leading global producer and distributor of more effective and environmentally friendly crop products. The significance of these accomplishments is that they move Agrium toward our goal of further diversifying our income stream in areas where we have expertise and knowledge.

AGRIUM ANNUAL REPORT 2006	9

Your Board of Directors is also responsible for ensuring superior corporate governance for your Company. We remain committed to setting the tone at the top, to help ensure we continue to conduct our business in an exemplary manner. As one recent example of this ongoing commitment, your Board adopted a directors’ majority voting policy this year. This means that, in an uncontested election of directors, if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders in his or her favour, that director will tender his or her resignation to the Board Chair. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual general meeting, including the reasons for rejecting the resignation, if applicable. This policy has been codified by way of an amendment to our Corporate Governance Guidelines.
Your Board is aware of the challenges that face all businesses today. We have to be innovative and competitive in our ability to attract and retain employees. Making Agrium a preferred employer and ensuring that our employees are compensated on a competitive basis are priorities for 2007 and beyond. Your Board strives to ensure that our executive compensation practices are competitive and take into account the interests of our shareholders and other stakeholders. We are proud of our very open and complete disclosure of all compensation paid to the executive team.
Your Board is concerned that there appears to be a growing expectation from shareholders, especially institutional shareholders, that executive compensation plans should all fall within a developing set of “guidelines.” We are concerned that this “trend” may not recognize differences among industries. We believe that companies engaged in cyclical industries like ours need compensation plans that reward strong management performance in cyclical “troughs,” even though investment returns may not be totally satisfactory during those periods.
Agrium has a policy of retirement for Directors at the age of 70. Two of our longtime Directors, Dr. Frank King and Mr. Harry Schaefer, are retiring at this year’s annual meeting. On behalf of our Board I wish to thank them for their contribution to Agrium. They are both experienced, knowledgeable and conscientious directors who have served the shareholders well and their wisdom and advice will be missed. We welcome Ms. Anne McLellan, former Deputy Prime Minister of Canada, to our Board.
All employees of Agrium responded in an exemplary manner to the many challenges and accomplishments in 2006. We are very pleased that along with assets and expertise, we were able to acquire many new valuable employees with our recent acquisitions. We welcome you to Agrium. The Board of Directors thanks all of you for your contributions that made 2006 an exciting year.
Frank W. Proto
Board Chair
February 21, 2007

10	AGRIUM ANNUAL REPORT 2006

TABLE OF CONTENTS

12	Forward-looking Statements
14	Executive Summary
16	Our Business, Strategy & Key Drivers
18	Our Reporting Structure
21	Our Retail Business
31	Our Wholesale Business
47	Our Advanced Technologies Business
51	Our Other Business Segment
52	Outlook
57	Key Business Sensitivities
58	Our Consolidated Performance
71	Our Accounting Policies
74	Business Risks
80	Controls & Procedures
Management’s Discussion & Analysis of Operations and Financial Condition
FEBRUARY 21, 2007
This Management’s Discussion and Analysis (MD&A) of operations and financial condition focuses on long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2006. The discussion should be read in conjunction with the cautionary statement with regard to forward-looking statements on page 12 and the consolidated financial statements and related notes on pages 82 to 120. Dollar amounts refer to United States (U.S.) dollars except where otherwise stated.
The Company’s quarterly and annual financial information and its Annual Information Form (AIF) are available at SEDAR (www.sedar.com).

Forward-looking Statements
Certain statements and other information included in this management’s discussion & analysis constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “outlook,” “focus,” “potential,” “will,” “should,” “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
•	disclosures made under the heading “Outlook;”

•	our 2007 key corporate goals;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	future seed volumes, prices and sales;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities; and,

•	our future results and plans, including respecting our recent acquisitions.
Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Management’s Discussion and Analysis (MD&A), which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:
•	general economic, market and business conditions, including: supply, demand and price of crop nutrients and input or feedstock prices, seed and crop protection products; supply and demand for grain and other agricultural crops; changes in government agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver production to markets; present and discontinued mining operations; and labor disruptions; and,

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies.

12	AGRIUM ANNUAL REPORT 2006

All of the forward-looking statements contained in this Management’s Discussion and Analysis are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be place on these assumptions and such statements, which only apply as of the date of this Management’s Discussion and Analysis. The key assumptions that have been made in connection with the forward-looking statements include the following:
•	continuation of the recent positive market developments throughout 2007, including an almost doubling of corn prices, and a resulting increase in U.S. corn and wheat acreage which is expecting to support increased demand for nutrients, crop protection products, seed, and retail services;

•	anticipated continuation of tight world fertilizer markets, supporting higher prices and increased margins;

•	lowering our Canadian phosphate rock costs on a per unit basis by mid-2007;

•	our Kenai, Alaska nitrogen plant production being limited to approximately 75 percent and operating for only about eight months in 2007;

•	the continuation of the Argentine urea price cap to growers of $300 per tonne which could limit our urea margins;

•	increased sales and gross profit to be generated from our new Advanced Technologies business unit with 2007 to represent our first full year of operations in this business segment;

•	achievement of $45-million in unrealized Retail synergies and margin improvement from the Royster-Clark acquisition by the end of 2007;

•	continuation of the recent rise in demand of grains and oilseeds in the U.S., Brazil, Canada, Europe, and various countries in Asia; and,

•	realizing the expected benefits from our Saskatchewan potash mine expansion completed in late 2006.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Key Business Sensitivities” and “Business Risks.”
Consequently, all of the forward-looking statements made in or incorporated by reference in this MD&A are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not GAAP compliant, including EBIT and EBITDA. Please review the discussion of non-GAAP measures on page 72 when referring to these measures.

AGRIUM ANNUAL REPORT 2006	13

Executive Summary
OVERVIEW OF 2006
2006 Consolidated Financial Performance
Consolidated net earnings of $33-million were lower than $283-million in 2005 due to a number of challenges in 2006, including:
•	a $136-million pre-tax impairment to the carrying cost of our Canadian phosphate operations;

•	reduced U.S. corn acreage and low crop prices in the first half of 2006, that impacted nutrient and other crop input demand;

•	high cost inventory carryover from the fall of 2005; and,

•	protracted Chinese potash price negotiations that resulted in reduced international potash shipments throughout the first half of 2006.

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We achieved record consolidated net sales of $4.2-billion for 2006, almost 27 percent higher than 2005 as we grew our business through three acquisitions in the year. Consolidated gross profit was $956-million in 2006 compared with $1-billion in 2005.
While making three acquisitions totaling $651-million, we held our net debt-to-capital ratio at close to our target 40 percent level in 2006 compared to 13 percent at the end of 2005.
Strong Industry Fundamentals
Agricultural fundamentals have improved substantially since the first half of 2006. As of mid-February 2007:
•	Corn prices are almost double year ago levels and are anticipated to remain strong in 2007. This is expected to result in a significant increase in corn acreage and a corresponding increase in demand for nutrients, crop protection products, seed and retail services.

•	Global and North American nitrogen prices are as much as 30 percent above 2006.

•	Benchmark phosphate and potash prices have strengthened over the same period last year, and the early resolution of the Chinese potash negotiation is expected to be a positive development in 2007.
Transformation through Acquisition & Expansion
In addition to the positive fundamentals developing for 2007, we achieved a number of significant growth milestones in 2006, which should further position us to benefit from strengthening industry conditions.
In 2006, we accomplished the following:
•	almost doubled our U.S. retail operations through the acquisition of Royster-Clark, and implemented actions that are expected to result in retail synergies of $45-million by the end of 2007;

•	significantly expanded our North American distribution network;

•	expanded our potash production by over 300,000 tonnes; and,

•	grew our Advanced Technologies business through two acquisitions and a 150,000 tonne expansion of our ESN® facility, and now report this business separately.

AGRIUM ANNUAL REPORT 2006	15

Our Business,
Strategy & Key Drivers
Agrium is one of the world’s largest publicly traded agricultural retailers and fertilizer producers, with 2006 net sales exceeding
$4-billion. We supply nutrients and other crop inputs that increase both crop quality and yields in order to help supply the growing demand for food, animal nutrition and production of bio-fuels.
We have three distinct business segments: Retail, Wholesale and Advanced Technologies. Although each business segment operates independently, there are significant inter-relationships among all three of these businesses and market segments. We believe our position in each provides us with valuable insights across the value chain. Through our Retail business segment, we operate a network of 436 retail centers in the U.S., Argentina and Chile and are the largest agricultural distributor of seed, agricultural chemicals and fertilizer direct to growers in the U.S. Our Wholesale business segment produces and markets seven million product tonnes of nutrients accounting for two to three percent of the global capacity of each of the three primary fertilizer nutrients: nitrogen, potash and phosphate. Our new Advanced Technologies business segment is a leader in developing and supplying environmentally friendly controlled-release, or coated fertilizer, technologies and products. These products are used in the agriculture industry as well as for home and garden, turf and golf courses.
OUR MISSION

Providing Ingredients for Growth.

OUR VISION

Be one of the World’s Leading Providers of Inputs for Plant Growth by Creating Value for Each of our Stakeholders.
Our actions are guided by the principles of growth and increasing the stability of earnings and cash flow. We will strive to execute on our vision by continuing to diversify our business and focusing on costs, while ensuring we maintain financial discipline with respect to all of our investments. A critical component of our success will continue to be our focus on attracting, retaining and developing our over 6,500 employees.

16	AGRIUM ANNUAL REPORT 2006

OUR STRATEGIC GOALS ARE TO:
•	invest across the value chain;

•	establish or maintain lowest cost to serve wholesale position; and,

•	diversify geographically.

The primary driver for our business is the need for the world’s growers to continue to sustain and increase production of grain, oilseeds and other crops. Our specific business drivers will vary to a certain extent depending on the business segment or product.
The broader drivers for our business as a whole are:
•	global and regional grain markets. Higher grain prices normally result in growers expanding seeded acreage and increasing crop input application to optimize yields;

•	supply and demand balance for the three major crop nutrients:
o	change in demand for nutrients, which is correlated directly with crop prices;

o	new capacity additions or plant closures; and,

o	changes in operating rates, which can be affected by changes to cost of production. For nitrogen, this is largely due to changes in natural gas or other energy feedstock costs. For potash and phosphate, this may include mining costs or rock quality factors;
•	government policies or actions that may impact:
o	the economics and farm practices of the agriculture or crop sector, or the crop input market, which may then impact crop input demand; and,

o	changes to nutrient capacity, operating rates, or nutrient trade;
•	global and regional gross domestic production (GDP), where the rate of GDP growth can impact industrial demand for our Wholesale products and, in the long-term, agricultural nutrient demand as it supports growing global meat and grain consumption; and,

•	the growing trend towards increased focus on environmental and economically sustainable products and practices.

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Our Reporting Structure
We revised the composition and names of our reporting segments to correspond with our strategic business unit structure and internal reporting in 2006. We operate and report our business through three operating segments.
•	Our Retail segment, with net sales of about $2-billion in 2006, operates in North and South America, providing crop inputs and services directly to farmers.

•	Our Wholesale segment, with net sales of about $2.3-billion, operates in North and South America and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world.

•	Our Advanced Technologies segment operates in North America, with net sales of about $100-million in 2006. This is a new segment created this year after completing two acquisitions and a significant capacity expansion of our production of ESN controlled-release nitrogen fertilizer for broad acre crops.
We have a fourth non-operating “Other” business segment, which includes Corporate functions that provide support and services to our operating segments. This segment is also used for the elimination of inter-segment transactions.
Net Sales & Gross Profit By Segment & Product

	Twelve Months Ended December 31
	2006		2005
(millions of U.S. dollars)	Net Sales	Gross Profit	Net Sales	Gross Profit
Retail

Fertilizer	1,065	217	626	141

Chemicals	591	154	458	130

Other	319	124	158	76

Total	1,975	495	1,242	347

Wholesale

Nitrogen	1,376	291	1,622	479

Potash	213	98	255	157

Phosphate	298	27	319	59

Purchase for resale	382	19	–	–

Total	2,269	435	2,196	695

Advanced Technologies	101	19	–	–

Other	(152)	7	(144)	(4)

TOTAL	4,193	956	3,294	1,038

18	AGRIUM ANNUAL REPORT 2006

We made three acquisitions in 2006, including a major agricultural retail business in the U.S. and two smaller acquisitions in the specialty fertilizer business. These three acquisitions are intended to enhance our position across the value chain and further broaden our stable earnings base. A summary of these acquisitions is provided below, with more detail contained in each of our business sections.
LARGEST U.S. AGRICULTURAL RETAILER
Agrium acquired control of Royster-Clark on February 9, 2006. Royster-Clark was a major retail distributor of crop nutrients, seed, crop protection products, and associated services to U.S. growers. At the time, they operated over 250 retail centers across the Corn Belt, mid-Atlantic and south-eastern crop regions of the U.S., and more than 30 seed processing, fertilizer granulation and fertilizer blending facilities. Their wholesale fertilizer operations also included significant storage and distribution assets, a related wholesale fertilizer purchase for resale business, as well as two nitrogen production facilities. In 2005, Royster-Clark reported total annual revenues in excess of $1-billion (wholesale and retail combined).

AGRIUM ANNUAL REPORT 2006	19

The larger of the two nitrogen production facilities, located at East Dubuque, Illinois, was subsequently sold to Rentech, Inc. in April 2006 for almost $70-million, including net working capital of about $20-million. Agrium has been appointed as the exclusive distributor for nitrogen products from the facility as part of a related 10-year agreement.
The purchase price for Royster-Clark was approximately $404-million after net proceeds from the sale price of the East Dubuque facility. We integrated the Royster-Clark assets into our respective Retail and Wholesale business units in 2006. We expect to be able to capture $45-million in synergies from the newly acquired retail assets and about $10-million in synergies through our wholesale operations by the end of 2007. The anticipated synergies are from a combination of reduced expenses, administrative efficiencies and a significant improvement in margins for nutrients and crop protection products.
LEADER IN ADVANCED TECHNOLOGIES
We acquired the fertilizer technology and professional products businesses of Nu-Gro in January 2006 for $86-million, significantly expanding our product line, marketing channels and customer base. Nu-Gro produced and distributed controlled-release and professional turf products, and reported 2005 total annual sales of approximately $70-million and average gross margins of about 24 percent. Their wide range of branded controlled-release nitrogen products are marketed to finished product producers for use on golf courses, sport turf, home lawns, high yield agricultural crops, nurseries and in greenhouses. Professional turf products are marketed directly for use in golf course and lawn care applications.
We acquired the controlled-release fertilizer business of Pursell Technologies in August 2006 for $78.5-million, adding further expertise in the development, commercialization and marketing of polymer-coating technologies. Total 2005 sales revenue on an annualized basis was reported at $74-million with gross margins similar to the Nu-Gro business. In addition, we also purchased the new technology business of Pursell Technologies which included patented technology for emerging non-fertilizer controlled-release products, such as specific crop protection products, for $12.5-million, plus contingent payments based on a percentage of future sales.

20	AGRIUM ANNUAL REPORT 2006

Our Retail Business
Agrium’s retail operations provide crop nutrients, seed, crop protection chemicals and services directly to growers. Our 2006 Retail net sales were $1.98-billion and gross profit was $495-million, accounting for almost half our total company net sales and gross profit. Retail contributed $125-million, or about 30 percent, of our EBITDA in 2006 compared to 17 percent in 2005.
The acquisition of Royster-Clark’s retail operations in February 2006, almost doubled the number of retail centers Agrium operates in the U.S. and increased our retail net sales by over 50 percent. These farm centers now operate under the CPS banner. With the Royster-Clark acquisition, Agrium is now the largest independent agricultural retailer in the United States with over 400 retail facilities across more than 25 states. Our 2006 U.S. retail sales of $1.8-billion represent about five to six percent of total U.S. crop input expenditures of almost $35-billion. The U.S. Department of Agriculture forecast for the 2006 calendar year includes grower purchases of $14-billion in nutrients, $11-billion in seed and $9-billion in crop protection products. Our U.S. farm retail centers typically draw customers from a 20-mile radius. We estimate that we provide crop inputs and services to over 100,000 U.S. growers.

Agrium Retail Diversity

As illustrated in the map above, we market directly to growers from over 400 retail centers across much of the U.S., Argentina and Chile.
Our Retail business operates under three primary trademarks, being:

1	Crop Production Services (CPS) with about $1-billion in sales in 2006 and 324 farm centers, serving the Corn Belt and Eastern agricultural regions of the U.S.;

2	Western Farm Service (WFS) with about $700-million in sales in 2006 and 82 farm centers serving the Western U.S., California, Arizona, Washington, Oregon and Idaho; and,

3	Agroservicios Pampeanos S.A. (ASP) in South America with $165-million in sales in 2006 and 30 facilities, primarily in the grain growing region of Argentina and the fruit growing region of Chile.

22	AGRIUM ANNUAL REPORT 2006

Retail Strategy & Key Developments
Our Retail strategy and culture have been carefully developed over more than a decade and are based on five key principles:

a commitment to a strict program of performance management;

growing the business in general and the seed business in particular;

building relationships with leading growers in each of our markets;

focusing expansion in the prime agricultural regions; and,

optimizing returns from economies of scale across all products, systems and services.
Attention to performance management is possibly the single most important component of our Retail strategy and performance. This component includes attention to customers and employees, accountability, proper management at each retail center, and adoption of appropriate incentive plans to encourage optimal behavior and to reward according to contribution. We strive to deliver superior performance management by ensuring each retail center is empowered to make the right decisions within a defined structure.
KEY RETAIL DEVELOPMENTS
The key priority for our Retail business in 2006 was the timely integration of the Royster-Clark acquisition. The main deliverables were substantively complete by October 2006. However, since our systems and processes were not in place in time for the key spring growing season in 2006, realization of the significant margin benefits from the new structure will not be realized until the 2007 growing season.

AGRIUM ANNUAL REPORT 2006	23

Retail Products and Services
Agrium’s retail operations provide nutrients, seed, crop protection chemicals and services directly to growers. We leverage our substantial purchasing economies of scale in order to maximize our margins on our major products and services.
CROP NUTRIENTS
Growers apply nutrients to their cropland in order to optimize yields and maximize the economic returns from their operations. Crops draw nutrients from the soil as they grow and, as a result, these nutrients need to be replenished on a regular basis.
Our Retail operations provide a full line of crop nutrient products in either liquid or dry form including nitrogen, phosphate, potash, sulphur and micronutrients. Our retail farm centers mix these nutrients to the specific ratio required for each grower’s field to optimize yield. The ratio will vary depending on the soil type, the type of crop being grown, yield objectives and nutrient levels already in the soil. We use soil tests to help determine the level of nutrient depletion in the growers’ soil. Our “Crop Monitoring Program” for high-value crops also incorporates leaf testing during the crop cycle. Appropriate nutrients are then applied throughout the growing season to maximize crop yields.
Crop nutrient products are sourced from a wide array of suppliers, which varies depending on the nutrient and the location of the farm center. Our Retail segment operates independently from our Wholesale segment by purchasing product at market prices from a variety of producers and wholesalers, including inter-company purchases from our Wholesale operations. Our U.S. based Retail operations purchased approximately 10 percent of their total crop nutrient requirements from our Wholesale operations in 2006.

24	AGRIUM ANNUAL REPORT 2006

CROP PROTECTION PRODUCTS
Crop protection products consist of herbicides, fungicides and insecticides. These three product groups help minimize crop losses to weeds, diseases and insects, thus ensuring optimal crop health resulting in increased yields. Demand for crop protection products is heavily influenced by weather conditions, which can play a significant role in determining the degree of pest pressure in a particular region or crop. Furthermore, insect infestations and crop diseases are often cyclical.
The type of crop protection product used by a grower varies widely depending on the region and crops grown. For example, in California, there are a large number of products used due to the variety of high-value crops grown. In the mid-western U.S. and Argentina, the major crops are corn, soybeans and wheat. Herbicides for weed elimination are used every year and fungicides and insecticides are applied on an as-needed basis. The volume of crop protection sales has declined over the past 10 years as the growing use of genetically modified or enhanced seed varieties (GMOs), primarily for soybeans, corn and cotton, have reduced the requirement for crop protection products. As chemical patents expire, generic chemical use increases further reducing crop protection sales due to lower unit prices.
We provide a full range of quality products for growers. Without sacrificing product performance, certain products are emphasized and the number of suppliers is optimized. This practice reduces working capital requirements and improves purchase economics. The top-selling crop herbicide sold in the mid-western U.S. and Argentina is glysophate, which accounts for close to 20 percent of the eastern U.S. region’s total crop protection sales. This is in contrast to our western facilities which offer over 2,500 different crop protection SKUs for a broad range of crops and pest issues. The top five crop protection products account for less than nine percent of our total crop protection sales in the western region of the U.S.

AGRIUM ANNUAL REPORT 2006	25

SEED, SERVICES & OTHER PRODUCTS
Agrium’s farm centers not only supply crop nutrients and crop protection products to growers, they also provide a full range of crop seed and associated services. Our seed sales have been the fastest growing product segment within CPS, as we continue to expand our sales in this $11-billion U.S. seed industry. Our goal is to continue to grow this segment of our business to offset the impact of genetic seed and generic pricing on crop protection product sales.
Our farm centers are an important source of seed for growers. We procure seed from major global seed companies, offering their branded seed as well as our own in-house brand, known as Vigoro. We adopted the former Royster-Clark Vigoro brand for all our branded seed in 2006. Our Vigoro branded seed is chosen by our seed specialists after matching seed variety strengths with unique market conditions. We choose what we view is the best seed offering for each region’s soil and growing conditions and market it under our Vigoro brand. The majority of our branded seed products are marketed at our facilities centered in the Corn Belt and Eastern U.S. Corn, wheat and soybean seeds comprise over 80 percent of our total seed sales in this region. Our private label seed accounts for over 30 percent of our total seed sales on a revenue basis. We believe seed performance is enhanced by matching the appropriate seed with specific soil conditions. We refer to this practice as Precision Placement and our professional crop consultants specialize in bringing this expertise to our customers.
Services offered to growers include applying crop input products, obtaining and analyzing soil and tissue samples and crop scouting. Our crop consultants consider many factors in recommending the type and timing of product application including humidity, wind speed, leaf wetness, temperature, time until harvest and future planting intentions. In addition, to reactive chemical applications, preventive plant health fungicide applications have produced significant corn and soybean yield increases. This application program proactively counters disease pressures on a cost-effective basis before they can impact crop quality and yield.
We are committed to ensuring optimal application rates and minimizing losses during application for our customers and the environment. As part of this commitment, we operate approximately 1,500 weather-monitoring stations in our western region. Our crop advisors use the information from these stations, in conjunction with predictive software, to determine specific crop protection recommendations to protect the grower’s crop. This is particularly important given how quickly insects or diseases can reduce yields in the region.

26	AGRIUM ANNUAL REPORT 2006

Retail 2006 Overview of Results
Net sales for our Retail operations were $1,975-million in 2006, compared with $1,242-million in 2005 and $1,114-million in 2004. Of the 2006 total net sales, $683-million was due to the addition of the Royster-Clark’s facilities, acquired in February 2006. Our U.S. Retail operations achieved their tenth consecutive year of improved EBITDA in 2006 of $125-million compared with $113-million in 2005. This is the first year where the record EBITDA was achieved due to a major acquisition. International retail net sales and gross profit were above 2005 by 13 percent and 15 percent, respectively. Total retail EBIT was $95-million in 2006, compared with $96-million in 2005 and $81-million in 2004. Gross profit, sales, selling expense and depreciation were all higher in 2006 due to the addition of Royster-Clark.
We believe that with the Royster-Clark acquisition we are well positioned to capitalize on the positive market conditions in 2007. Our results should be supported by the substantial increase in global crop prices, expected to result in an increase in planted corn and wheat acres and higher nutrient application rates per acre across most of our markets in 2007.
RETAIL PERFORMANCE

	Year Ended December 31			Variance Analysis
				2006 v.	2005 v.
(millions of U.S. dollars)	2006(a)	2005(a)	2004(a)	2005	2004
Fertilizers

Net sales	1,065	626	556	439	70

Cost of product	848	485	425	363	60

Gross profit	217	141	131	76	10

Crop protection products

Net sales	591	458	416	133	42

Cost of product	437	328	298	109	30

Gross profit	154	130	118	24	12

Seed and other products and services

Net sales	319	158	142	161	16

Cost of product	195	82	75	113	7

Gross profit	124	76	67	48	9

Total Retail

Total Retail net sales	1,975	1,242	1,114	733	128

Total cost of product	1,480	895	798	585	97

Total gross profit	495	347	316	148	31

Selling expenses	361	239	222	122	17

General and administrative	23	10	8	13	2

Depreciation and amortization	30	17	18	13	(1)

Other expenses	(14)	(15)	(13)	1	(2)

EBIT	95	96	81	(1)	15

(a)	International Retail net sales were $165-million (2005 – $146-million, 2004 – $118-million) and gross profit was $30-million (2005 – $26-million, 2004 – $22-million).

AGRIUM ANNUAL REPORT 2006	27

FERTILIZER
Our fertilizer Retail net sales reached $1,065-million in 2006, compared with $626-million in 2005 and $556-million in 2004. The increase in sales was due to the addition of $389-million in fertilizer sales from our recently acquired Royster-Clark retail business. Average fertilizer sales prices were slightly higher than in 2005. Fertilizer sales volumes were largely unchanged for our legacy U.S. retail operations and slightly lower than 2005 for the Royster-Clark operations. The volume decrease was primarily due to extremely wet weather in the Eastern U.S. Corn Belt in the second half of 2006 where a higher proportion of Royster-Clark centers are located. Our total U.S. fertilizer Retail sales volumes declined by about three percent in 2006, compared with an estimated seven percent decline in volumes experienced by the domestic industry as a whole for the same period. We believe our sales volumes did not decline as much as the industry average due to our geographic diversity and our strategy of focusing marketing efforts on leading growers. Over 30 percent of our fertilizer sales are in the Western U.S. which cover a wide range of fruit, vegetable and other specialty crops that provide a more diverse, stable fertilizer sales profile, as it is not tied to row crops such as corn and soybeans. We believe our strategy of developing strong relationships with leading growers across all regions in which we operate also reduces variability in our sales volumes, as the leading growers have been increasing the size of their operations unlike the other, less innovative growers. In South America, fertilizer volumes increased about 20 percent as market conditions strengthened considerably in the second half of 2006, South America’s spring application season.

28	AGRIUM ANNUAL REPORT 2006

Total gross profit for fertilizer increased to $217-million in 2006, compared with $141-million in 2005 and $131-million in 2004. The increase was due to the addition of the Royster-Clark business and strong returns from our South America operations. Results in the second half of 2006 were lower than expected due to weather issues in the fall application season in the Eastern U.S. Corn Belt, where the former Royster-Clark farm centers are more heavily concentrated.
CROP PROTECTION
Crop protection net sales were $591-million in 2006, compared with $458-million in 2005 and $416-million in 2004. This increase was primarily due to the addition of $151-million in net sales of crop protection products from the Royster-Clark farm centers.
Total gross profit for crop protection products increased to $154-million in 2006, compared with $130-million in 2005 and $118-million in 2004. The increase was due to the addition of Royster-Clark’s retail business.
The decline in gross profit relative to sales was due to low pest pressure in all regions of the U.S., particularly when compared with the severe pest pressure experienced in 2005. Product use was also impacted by lower U.S. corn acreage in 2006, as corn requires a more intensive use of crop protection products than alternative crops such as soybeans or wheat, and the continued increase in GMO corn seed sales, which is often associated with reduced volumes of crop protection products. Lower prices on generic crop protection products were also a factor.
The anticipated substantial increase in corn acres in North America and Argentina is anticipated to produce higher chemical revenues in the spring of 2007. U.S. corn crop protection programs are approximately 70 percent more costly per acre than soybean programs.

AGRIUM ANNUAL REPORT 2006	29

SEED, SERVICES & OTHER
Net sales and gross profit for seed, services and other products increased significantly again in 2006. Our seed sales reached $167-million in 2006, a 147 percent increase compared to 2005 levels. Gross profit for this category increased by $48-million in 2006 or 63 percent over the previous year.
Seed sales and gross profit at our legacy retail operations were $80-million and $15-million respectively, both increasing by over 15 percent in 2006. Agrium’s Retail seed sales for U.S. legacy operations have grown at an annual average growth rate of about 14 percent for the past five years.
Retail services sales were $83-million in 2006, a 72 percent increase over 2005. We anticipate that demand for seed and services will remain strong in 2007 with the predicted increase in seeded acreage, strong crop prices and the additional stacked gene seed offerings.
EXPENSES
Retail expenses rose to $400-million in 2006 compared with $251-million in 2005 and $235-million in 2004. The 2006 figures are not directly comparable to prior years due to the significant increase in expenses resulting from the Royster-Clark acquisition. The largest component of expenses is selling expenses, which tend to fluctuate directly with our sales and service activity. Depreciation also rose due to the expanded retail business.

30	AGRIUM ANNUAL REPORT 2006

Our Wholesale Business
Our Wholesale business is one of the world’s premier producers, distributors and marketers of crop nutrients. In 2006, we produced almost seven million product tonnes of all major crop nutrients. These crop nutrients were produced at our 13 major production facilities and a number of smaller regional production facilities. We significantly expanded our purchase for resale business, marketing an additional 1.5 million tonnes of all nutrient products in North and South America in 2006. Some key strengths of our Wholesale operations include:
1	diversity in our product mix, including producing and marketing all major crop nutrients;

2	our competitive cost position for most of our Wholesale assets, particularly on a delivered cost basis; and,

3	our extensive associated storage and distribution system, which allows us to better serve our customers.

Agrium Wholesale Facilities, Capacities and Markets
2006 Wholesale Capacity, Production & Sales
(thousands of product tonnes)

	Nitrogen Volumes			Phosphate Volumes			Potash Volumes
	Capacity	Production	Sales	Capacity	Production	Sales	Capacity (a)	Production	Sales
North America

Canada	3,625	2,962	1,590	680	420	431	2,100	1,209	89

U.S.	1,273	608	2,077	644	475	461			642

International (b)	1,521	1,300	1,393			14			548

Total	6,419	4,870	5,060	1,324	895	906	2,100	1,209	1,279

(a)	Potash capacity expansion was essentially complete by 2006 year end, previous capacity was 1.79 million tonnes.

(b)	International nitrogen capacity includes our 50 percent ownership of the Profertil facility in Argentina and our Kenai, Alaska facility.

32	AGRIUM ANNUAL REPORT 2006

Wholesale Strategy, Key Developments, Products and Services
Agrium’s Wholesale strategy is to maintain our focus on customer service and to continue to grow the business through a combination of expansion and optimization of existing facilities, development of new greenfield facilities and through acquisition. We also intend to continue to expand our distribution capability, particularly as it pertains to increased North American nitrogen import capability and inland distribution. Our Wholesale strategy varies by type of nutrient and are described under each product heading.
The major end consumer for our products is the agriculture market, particularly growers of grains and oilseeds. About 85 percent of our sales are to the agricultural market that uses crop nutrients to help increase crop yields and quality. The remaining 15 percent of our sales are used for a broad range of industrial purposes. For example, urea is used for the production of resins in the lumber industry and phosphates are used as a retardant material to prevent the spread of forest fires. The majority of our industrial sales are nitrogen products produced at our Western Canadian nitrogen facilities. Industrial sales account for about 30 percent of our sales from these facilities. Industrial sales tend to be more evenly distributed throughout the year and are often priced on a cost-plus basis, providing increased stability to our earnings through the year.
NITROGEN (N) PRODUCTS
Nitrogen is the most important nutrient in terms of world production, use and trade. Nitrogen is the key nutrient required to maximize crop yield, growth and protein levels.
We own and operate seven major nitrogen facilities. Together these seven facilities have 3.9 million tonnes of ammonia capacity, or approximately 5.6 million tonnes of net nitrogen capacity in terms of product tonnes. This places Agrium as one of the top three publicly traded nitrogen producers in the world, accounting for two to three percent of global nitrogen capacity. Two of these facilities are directed to international sales, one located in Bahia Blanca, Argentina (Profertil) and one in Kenai, Alaska. We are 50 percent owners of the Profertil urea facility in Bahia Blanca with Repsol YPF, Argentina. This facility has an annual capacity of over 1.2 million tonnes. We marketed approximately half of the nitrogen production from this facility within Argentina in 2006 and expect the proportion of product sold domestically will continue to increase over the next few years. The Kenai, Alaska nitrogen facility has an annual capacity of about 0.9 million tonnes of urea and net trade ammonia, with primary markets including Mexico, South Korea, and Japan. The Kenai facility has experienced natural gas feedstock supply issues and the current expectation is that it will cease production at the end of October 2007, unless new gas supply contracts can be secured.
We operate four large nitrogen facilities in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle and ammonia is sold by pipeline from Texas to the Western Corn Belt.
We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. These include the recently acquired Cincinnati, Ohio nitrogen facility, a facility in Kennewick, Washington and one in Sacramento, California that is also used as an import terminal. Together these facilities produced over 300,000 tonnes of UAN solution and other products in 2006. We also have two smaller UAN upgrading facilities located in Alberta, Canada at Standard and Granum.

AGRIUM ANNUAL REPORT 2006	33

Nitrogen Strategy & Key Developments
Our strategy for nitrogen will continue to focus on optimizing our existing nitrogen assets and taking actions to ensure the long-term competitiveness of our products on a delivered cost basis.
Key developments this year included the following:
We are in the final stages of investigating the potential to build a new world-scale nitrogen facility in Egypt and expect to be in a position to make a decision on whether to proceed to construction in the first half of 2007.
We announced we are evaluating the potential for utilizing gasification technology as an alternative energy feedstock to natural gas at two of our existing nitrogen facilities in order to enhance our long-term competitive cost position.
•	The first of these gasification projects would entail gasifying asphaltenes, a by-product from the process of refining bitumen or heavy oil from the oilsands from Northern Alberta. We entered into a Memorandum of Understanding with the Northern Lights Partnership in August 2006 for the supply of hydrogen, by-product sulphur and other products from a proposed heavy oil upgrader and gasification facility that would be adjacent to Agrium’s Redwater, Alberta nitrogen and phosphate operations. If this project were to proceed it would not be completed until after 2010. We view the evaluation of the long-term potential to use gasification of asphaltenes as a feedstock in order to enhance the competitiveness of our Alberta nitrogen facilities as a priority.

•	The other proposed gasification project is the development of an industry partnership for a gasification unit at Kenai, Alaska. The project would be to develop a world-class, low-emission coal gasification facility that would create a long-term off-take gas opportunity for our Kenai facility and would also generate competitively priced electricity for the regional power grid. A decision on whether to proceed to the next stage of engineering is expected in 2007.
We announced that our Kenai, Alaska nitrogen facility had secured sufficient gas supplies to allow continued operation through most of 2007 at 75 percent capacity. The facility was temporarily idled in late October 2006 on seasonal gas supply issues and is expected to restart in March 2007. An important consideration in the facility’s continued operation is the potential future availability of gas at an economic rate, and in the longer term, the potential completion of a gasification unit to provide an economic alternate feedstock.
Profertil S.A. and the Argentine government reached an agreement on short-term support measures for Argentine growers on June 17, 2006 that included establishing a ceiling for the urea price to growers of $300 per tonne. This was intended to improve input cost predictability for growers and was part of a broader government cost control economic program. This agreement did not have a material impact on our 2006 financial results. It could limit our urea margins on domestic Argentine sales if global urea prices remain above last year’s prices for most of 2007. Approximately 55 percent of Profertil’s sales were to the domestic market in 2006.

34	AGRIUM ANNUAL REPORT 2006

POTASH (K) PRODUCTS
Agrium is the third largest producer of potash in North America and is expected to account for approximately 10 percent of North American production in 2007. Crops utilize potash to improve resistance to drought and disease as well as to help regulate water balance and starch synthesis.
We produce muriate of potash, otherwise known as potash, at our mine in Vanscoy, Saskatchewan. We sell approximately 60 percent of production to North American markets and the other 40 percent to the international market through our sales to Canpotex Limited (Canpotex). Canpotex is the offshore marketing agency for potash produced in the province of Saskatchewan by the three Canadian potash producers.
Saskatchewan potash mines accounted for about 30 percent of global potash production and 32 percent of world potash trade in 2006. Agrium has an 8.81 percent share of total Canpotex sales, which is expected to increase marginally in 2007 with our recent potash expansion.
There are two major grades of potash: premium/granular grade and standard grade. Premium grade is viewed as a superior product due to its suitability for blending with granular nitrogen and phosphate products. Standard grade is a smaller, less uniform, non-compacted grade of potash that tends to sell at a discount to premium grade.
Agrium’s capacity of premium grade will increase by over 30 percent in 2007 to 1.65 million tonnes with the additional compaction equipment installed as part of our capacity expansion.
Potash Strategy and Key Developments
Our potash strategy focuses on continuing to expand our production capacity both in the near and long term. Recent developments include:
•	We completed our 310,000 tonne potash expansion bringing our new total capacity to 2.1 million tonnes in late 2006. This expansion focused on making significant improvements to wet milling, upgrades to hoist motors, skips and conveyer belts, electrical systems and new compactors that increase the percentage of premium product we can produce. We have also added 50,000 tonnes of additional potash storage at the mine site.

•	We are conducting detailed engineering on a second expansion to our Vanscoy potash mine, which could add an additional 350,000 tonnes of capacity. If this project were to proceed, it would bring our total capacity to almost 2.5 million tonnes. A decision on whether to proceed would likely take place in late 2007, after engineering and cost estimate studies are completed. Timing for this expansion would likely be completed in 2010.

•	We have identified possible additional improvements to our Vanscoy mine that could ultimately increase its capacity to three million tonnes. It is too early to provide a timeline or capital cost estimate for expansions to reach this higher capacity figure.

•	We continued to explore and evaluate the opportunity for a new greenfield potash mine in either Manitoba or Saskatchewan. We have conducted preliminary seismic exploration and secured Crown and freehold mineral leases in both provinces.

AGRIUM ANNUAL REPORT 2006	35

PHOSPHATE (P) PRODUCTS
Agrium has a combined capacity of over one million tonnes of phosphate products from two facilities, one in Conda, Idaho and one in Redwater, Alberta. Each facility has a dedicated phosphate rock mine supplying its rock requirements. Agrium is the fourth largest phosphate producer in North America. Phosphate is an important nutrient for plants as it encourages early crop development and stimulates root development and flowering.
Our Conda facility produces monoammonium phosphate (MAP), superphosphoric acid (SPA) and ammonium phosphate sulphate (APS), products primarily sold to the local agricultural market in the U.S. Pacific Northwest region. Our Redwater facility produces MAP for the agricultural market in Western Canada.
The three primary raw materials required to produce granular ammonium phosphates are sulphur, ammonia and phosphate rock. Our Conda facility obtains its rock supply from our Dry Valley rock mine located 32 kilometers from our processing site, The facility sources sulphur locally and from natural gas production facilities in the Western U.S. and from Utah. The phosphate rock for Redwater is obtained from our Kapuskasing mine in Ontario, while ammonia is produced on-site and sulphur is sourced locally in Alberta.
Phosphate Strategy and Key Developments
Our strategic focus for phosphate will be improving and optimizing our base business, while monitoring global opportunities for potential counter-cyclical acquisitions. We experienced an impairment charge on our Canadian phosphate operations in the fourth quarter of 2006 of $136-million pre-tax or $95-million on a non-cash after tax basis. This charge was against both the Redwater phosphate facility and the associated Kapuskasing phosphate mine and resulted from a reduction in the economic life of the rock reserves.
A key focus will be improving our cost position at our Canadian phosphate operations in 2007, compared with 2006 results that were negatively impacted by high iron content in the ore from our Kapuskasing phosphate mine and the stronger Canadian currency. We intend to do this by upgrading the flotation system at the mine site in early 2007 and moving into a higher quality ore area later in the year.
PRODUCT PURCHASED FOR RESALE
Our Wholesale operations purchase crop nutrient products from other international and domestic suppliers for resale to our customers. These activities enable us to leverage our existing strong distribution and customer channels. In addition, through these activities, we are able to increase our sales beyond what would be possible through the sale of our manufactured product alone, particularly as the role of imports into North America has increased over the past few years.
Our purchase for resale business adds value through providing a more complete line of products in areas where our manufactured product may not be able to economically reach some customers. We utilize our purchasing power and leverage our extensive storage and transportation services to add value for customers. With the 2006 acquisition of Royster-Clark, we significantly expanded our purchase for resale business across all crop nutrients.

36	AGRIUM ANNUAL REPORT 2006

DISTRIBUTION AND STORAGE
Our distribution and storage assets and systems are an integral part of our Wholesale operations and the value chain. In order to meet the highly seasonal demand for most of our business, we have developed an extensive transportation, storage and warehousing system. We also have a significant number of railcars under long-term lease and utilize various pipelines, barges and ocean vessels to move our product. The Royster-Clark acquisition provided a significant increase to our U.S. Wholesale fertilizer distribution assets in 2006, particularly in the Corn Belt and Eastern U.S. We added an additional 440,000 tonnes of warehouse capacity through the wholesale component of the Royster-Clark acquisition in 2006. We continue to evaluate opportunities to expand our distribution base to allow us to increase our import capability in North America.
Agrium’s Strong Distribution

AGRIUM ANNUAL REPORT 2006	37

Wholesale Results
Our Wholesale EBIT was $91-million in 2006, or $227-million excluding the Canadian phosphate asset impairment charge taken in the fourth quarter. This was lower than the $492-million in EBIT in 2005 and $432-million in 2004. Gross profit declined for all three major product groups primarily due to a combination of higher costs of goods sold for all products, lower North American nutrient demand, reduced global demand for potash, and a decrease in output and profitability due to rising input costs from our Kenai nitrogen facility.
WHOLESALE PERFORMANCE

	Year Ended December 31			Variance Analysis
				2006 v. 2005			2005 v. 2004
(millions of U.S. dollars)	2006	2005	2004	Change	Price	Volume	Change	Price	Volume
Nitrogen

Net sales	1,376	1,622	1,317	(246)	(54)	(192)	305	302	3

Gross profit	291	479	409	(188)	(111)	(77)	70	72	(2)

Potash

Net sales	213	255	214	(42)	8	(50)	41	67	(26)

Gross profit	98	157	106	(59)	(28)	(31)	51	62	(11)

Phosphate

Net sales	298	319	315	(21)	32	(53)	4	33	(29)

Gross profit	27	59	74	(32)	(22)	(10)	(15)	(9)	(6)

Product purchased for resale

Net sales	382	–	–	382	–	382	–	–	–

Gross profit	19	–	–	19	–	19	–	–	–

Total net sales	2,269	2,196	1,846	73	(14)	87	350	402	(52)

Total gross profit	435	695	589	(260)	(161)	(99)	106	125	(19)

Selling expenses	30	20	18	10			2

General & administrative	29	25	25	4			–

Depreciation & amortization	125	122	131	3			(9)

Royalties	8	35	22	(27)			13

Other expenses	16	1	47	15			(46)

EBIT before special items	227	492	346	(265)			146

Special items

Kenai award and settlement	–	–	(86)	–			86

Asset impairment	136	–	–	136			–

EBIT	91	492	432	(401)			60

38	AGRIUM ANNUAL REPORT 2006

Wholesale Expenses
Selling expenses increased by $10-million in 2006, compared with $20-million in 2005 and $18-million in 2004. The increase was primarily due to the addition of Royster-Clark’s wholesale operations, with a smaller impact from the higher Canadian dollar. Also as a result of our recent acquisitions, our depreciation and amortization expenses increased by $3-million or about two percent in 2006. Royalty expenses declined by $27-million in 2006 due to lower potash margins and sales volumes and a temporary reduction in Saskatchewan potash royalty rates in 2006 associated with our potash expansions compared with the previous two years.
Nitrogen Products
NITROGEN GROSS PROFIT
Our nitrogen gross profit declined to $291-million in 2006, compared with $479-million in 2005 and $409-million in 2004 as summarized in the table below. The reduction in gross profit was due to a combination of increased production costs from higher gas costs and lower sales volumes, particularly from our Kenai facility. Our Profertil nitrogen facility in Argentina continued to deliver excellent results in 2006 with record gross profit and production.
NITROGEN PERFORMANCE

	Year Ended December 31			Variance Analysis
				2006 v. 2005			2005 v. 2004
(millions of U.S.
dollars, thousands
of tonnes)	2006	2005	2004	Change	Price	Volume	Change	Price	Volume
Nitrogen Domestic

Total tonnes sold	3,667	3,939	3,892	(272)			47

Total net sales	1,044	1,160	924	(116)	(36)	(80)	236	225	11

Cost of product	900	931	721	(31)	(33)	64	210	(201)	(9)

Margin per tonne	39	58	52

Total gross profit	144	229	203	(85)	(69)	(16)	26	24	2

Nitrogen International
Total tonnes sold	1,393	1,840	1,881	(447)			(41)

Total net sales	332	462	393	(130)	(18)	(112)	69	78	(9)

Cost of product	185	212	187	(27)	(25)	52	25	(30)	5

Margin per tonne	106	136	110

Total gross profit	147	250	206	(103)	(42)	(61)	44	48	(4)

Nitrogen

Total tonnes sold	5,060	5,779	5,773	(719)			6

Total net sales	1,376	1,622	1,317	(246)	(54)	(192)	305	303	2

Cost of product	1,085	1,143	908	(58)	(58)	116	235	(231)	(4)

Margin per tonne	58	83	71

Total gross profit	291	479	409	(188)	(111)	(77)	70	72	(2)

Selling price per tonne	272	281	228

Cost of product per tonne	214	198	157

AGRIUM ANNUAL REPORT 2006	39

NITROGEN PRICES
Global nitrogen prices remained strong in 2006, although North American prices declined by about five to 10 percent compared with 2005 prices. Lower North American nitrogen prices that occurred through the spring and summer of 2006 were primarily due to lower nutrient demand in North America in the first half of the year. Global nitrogen prices were generally supported by high North American gas prices in the first half of 2006, as well as high production costs in many other regions around the world, including Western and Eastern Europe. The global nitrogen market remained relatively tight, as growth in global nitrogen import demand more than offset significant increases in global nitrogen capacity. Import demand from India was particularly strong in the second half of 2006 due to excellent domestic demand and reduced local production.
NITROGEN PRODUCT COST
Our total nitrogen cost decreased to $1,085-million in 2006, compared with $1,143-million in 2005, due to reduced production. On a per tonne basis our cost of product sold was higher, averaging $214 per tonne in 2006 compared with $198 per tonne in 2005. We purchased approximately 122 million BCF of gas in 2006. This was 22 BCF below last year, primarily due to production at our Kenai facility. The graph on the next page shows the breakdown in gas use by region for 2006. Our four Alberta nitrogen facilities benefit from sourcing less expensive AECO priced gas relative to the U.S. New York Mercantile Exchange (NYMEX) gas price. Alberta is a significant net exporter of natural gas to the U.S. and the Alberta gas price has averaged $1.15 per MMBtu lower than NYMEX over the past three-year period. The Borger, Texas ammonia facility is our only nitrogen facility that produces ammonia in the lower 48 U.S. States and accounted for less than 10 percent of our total 2006 gas purchases.
Our two international-based nitrogen facilities have fixed gas price contracts. In Kenai, we have one-year confidential gas supply contracts with local gas suppliers. Gas prices increased and gas volumes decreased over the previous year due to the tight local gas market. These gas contracts were renegotiated in October 2006 for supply for 2007.

40	AGRIUM ANNUAL REPORT 2006

Our Profertil nitrogen facility in Argentina has three long-term firm-price gas contracts denominated in U.S. dollars. These gas contracts are on essentially a fixed price basis and expire in 2011, 2012 and in 2017. Repsol YPF, our joint venture partner in Profertil, is the largest supplier, followed by Petrobras and Pan American Energy. These three contracts account for about 80 percent of our gas requirements. For the remaining 20 percent of our gas requirements, Profertil purchases a mix of spot and shorter-term (one and two-year) contracts, also denominated in U.S. dollars. Non-interruptible transportation contracts are in place for all gas. Gas transportation contracts for 80 percent of Profertil’s gas requirements expire in the year 2015 and for the remaining 20 percent in 2011. We anticipate our gas transport cost to increase in 2007, with the higher rates to be directed to upgrading the gas transportation pipeline system in Argentina, which is positive from a long-term perspective. Including the higher transport cost, our average cost of delivered gas is expected to be slightly above $2 per MMBtu in 2007.
SALES VOLUMES AND OPERATING RATES
Wholesale nitrogen sales volumes in 2006 totaled 5.06 million product tonnes, approximately 12 percent lower than both 2005 and 2004. The decrease was due to lower volumes from the international Kenai facility, due to reduced gas availability, and from decreased production at a few of our North American facilities, caused by lower domestic demand in the first half of 2006 and some unplanned outages. The Profertil facility set a new annual production record, with urea production of 1.28 million tonnes, an 18 percent increase above 2005 levels. Agrium’s 50 percent share of this is 640,000 tonnes of urea. The higher production was largely due to further optimization of the facility in 2006 and a high on-stream factor for the year.

(U.S.$ per MMBtu)	2006	2005	2004
NYMEX	7.26	8.55	6.09

AECO	6.17	7.03	5.23

Basis	1.09	1.52	0.86

Wholesale

Average – unhedged	5.34	5.36	4.02

Hedging impact	(0.08)	(0.12)	–

Overall weighted average (a)	5.26	5.24	4.02

(a)	Weighted average gas price of all gas purchases, including 50 percent of Profertil facility.

AGRIUM ANNUAL REPORT 2006	41

Potash Products
POTASH GROSS PROFIT
Our potash gross profit declined to $98-million in 2006, compared with $157-million in 2005 and $106-million in 2004, as illustrated in the table below. This was the first decline in Agrium’s potash profit in over four years and was due to a combination of lower production and sales volumes and higher cost of goods sold. We lowered our operating rate in the first half of 2006 due to lower domestic and international demand. We also took the mine offline in the second half of 2006 in order to tie in our new capacity expansion. We expect a significant improvement in gross profit in 2007 now that our 17 percent capacity expansion is essentially complete and given the outlook for a tighter global market in 2007. The market is expected to tighten in 2007 due to the flooding of a major Russian potash mine in late 2006 and higher anticipated demand due to strong global crop prices.
POTASH PERFORMANCE

	Year Ended December 31			Variance Analysis
				2006 v. 2005			2005 v. 2004
(millions of U.S. dollars,
thousands of tonnes)	2006	2005	2004	Change	Price	Volume	Change	Price	Volume
Potash Domestic

Total tonnes sold	731	860	1,066	(129)			(206)

Total net sales	143	158	143	(15)	9	(24)	15	42	(27)

Cost of product	80	64	79	16	(26)	10	(15)	–	15

Margin per tonne	86	109	60

Selling price per tonne	196	184	134

Total gross profit	63	94	64	(31)	(17)	(14)	30	42	(12)

Potash International

Total tonnes sold	548	751	730	(203)			21

Total net sales	70	97	71	(27)	(1)	(26)	26	24	2

Cost of product	35	34	29	1	(10)	9	5	(4)	(1)

Margin per tonne	64	84	58

Selling price per tonne	128	129	97

Total gross profit	35	63	42	(28)	(11)	(17)	21	20	1

Potash

Total tonnes sold	1,279	1,611	1,796	(332)			(185)

Total net sales	213	255	214	(42)	8	(50)	41	66	(25)

Cost of product	115	98	108	17	(36)	19	(10)	(4)	14

Margin per tonne	77	97	59

Selling price per tonne	167	158	119

Total gross profit	98	157	106	(59)	(28)	(31)	51	62	(11)

Cost of product per tonne	90	61	60

42	AGRIUM ANNUAL REPORT 2006

POTASH PRICES
Our actual realized potash price increased six percent in 2006, after rising 37 percent in 2005 and 25 percent in 2004. North American sales prices and margins remained well above international levels. Our average North American sales price increased in 2006 while our average international sales prices were essentially flat. A key development in 2006 was the protracted Chinese potash price negotiations. These negotiations started in late 2005 and extended until late August of 2006. Furthermore, potash demand in Brazil and North America was significantly below 2005 levels due to low crop prices in early 2006 and higher crop input costs. Stronger demand resulting from significantly higher crop prices and an unexpected Russian mine closure are expected to help tighten the potash market again in 2007. A twelve-month potash supply and price agreement with China was completed in early February with a $5 per tonne price increase agreed to over the previous contract.
The North American and international potash markets have separate marketing channels and benchmark prices, although they are highly inter-related. Our international sales are made through the Saskatchewan potash producers’ marketing agency Canpotex, where the reference price is Vancouver, Canada. The reference price for North American sales is the mid-western U.S. potash price.
POTASH PRODUCT COST
Our total potash production cost of product sold rose by 17 percent to $115-million in 2006, compared with $98-million in 2005 and $108-million in 2004. On a per unit tonne basis, costs increased to $90 per tonne in 2006, up significantly from $61 per tonne in 2005 and $60 per tonne in 2004. These figures include both the cost of goods sold and some portion of the freight to our North American markets. The significant increase in our potash cost of product sold in 2006 was largely due to the impact of a slightly higher fixed cost spread over much lower production volumes. We expect our average potash cost of product sold to decline in 2007 closer to 2005 levels, although the extent of the decline will partly depend on the Canadian/U.S. exchange rate.

AGRIUM ANNUAL REPORT 2006	43

SALES VOLUMES
Agrium potash sales volumes were 1.28 million tonnes in 2006, approximately 20 percent below the 1.61 million tonnes sold in 2005 and 1.8 million tonnes in 2004. From a production standpoint, we produced 1.21 million tonnes of potash in 2006, compared with 1.7 million tonnes in both 2005 and 2004. The lower production and sales volumes in 2006 were due to two separate developments. In the first half of 2006, we lowered production rates in order to manage inventory levels as a result of prolonged international negotiations with China and India and poor demand in the spring within North America. In the second half of 2006, we had significant planned downtime at the mine to commission the new capacity expansion.
Our reserve engineers estimate our potash mine has sufficient ore reserves to continue production for approximately 65 years based on current and projected production rates.
Phosphate Products
PHOSPHATE GROSS PROFIT
Our 2006 phosphate gross profit was $27-million compared with $59-million in 2005 and $74-million in 2004. The decline in profit and margins in 2006 was due to a substantial increase in production costs and lower production and sales volumes from our Canadian phosphate operations.
PHOSPHATE PERFORMANCE

	Year Ended December 31			Variance Analysis
				2006 v. 2005			2005 v. 2004
(millions of U.S.
dollars, thousands	2006	2005	2004	Change	Price	Volume	Change	Price	Volume
of tonnes)
Phosphate

Tonnes sold	906	1,088	1,201	(182)			(113)

Net Sales	298	319	315	(21)	32	(53)	4	33	(29)

Cost of product	271	260	241	11	(55)	44	19	(42)	23

Gross Profit	27	59	74	(32)	(22)	(10)	(15)	(9)	(6)

Margin per tonne	30	54	62

Selling price per tonne	329	293	262

Cost of product per tonne	299	239	200

44	AGRIUM ANNUAL REPORT 2006

PHOSPHATE PRICES
The global benchmark price for most phosphate products is based at the port at Tampa, Florida. The southern U.S. is the largest exporter of phosphates in the world, accounting for almost half of all granular ammonium phosphate (DAP/MAP) traded globally in 2006. We sell virtually all of our phosphate production relatively close to our two phosphate facilities, which are located in Alberta, Canada and Conda, Idaho. These are higher price regions, given the cost to ship product to these regions from Florida.
Benchmark phosphate prices remained relatively strong in 2006, about five percent above 2005 levels and 15 percent above 2004 levels. Prices were supported by plant closures in the southern U.S. at the end of 2005 and early 2006, helping to offset a reduction in global demand. On a global basis, phosphate import demand in North America, China, Latin America and Australia all declined, while Indian import demand increased.
PHOSPHATE PRODUCT COST
Our total phosphate cost of product sold rose by four percent to $271-million in 2006, compared with $260-million in 2005 and $241-million in 2004. On a per unit tonne basis, costs increased to $299 per tonne in 2006, up significantly from $239 per tonne in 2005 and $200 per tonne in 2004. This increase was due largely to increased production costs at our Redwater, Alberta phosphate operations. Our 2006 Canadian MAP production costs rose about 36 percent over 2005. About $20 per tonne of the increase was due to the appreciation of the Canadian dollar and the majority of the remaining increase in costs was associated with higher ore costs and lower volumes from the Kapuskasing phosphate rock mine. Our margins from our Conda, Idaho phosphate operations temporarily improved in 2006, partly due to low cost phosphate rock obtained in a transaction with Astaris in 2004.

AGRIUM ANNUAL REPORT 2006	45

We are working on addressing the issue of high iron content in the Kapuskasing phosphate rock in the first half of 2007. We intend to do this by passing the rock through a floatation system, designed to reduce the iron content in the ore, which should be in place by the end of first quarter of 2007. The system is expected to reduce the iron content in the ore before it is processed at the Redwater phosphate facility. We will also be working towards areas of the mine with higher-grade ore. It is expected that average production costs at our Canadian phosphate operations will start to improve in the second half of 2007 as a result of these actions.
The recent quality issues led to a comprehensive drilling program that resulted in a reduction in the estimated economic ore reserve life from 2019 to 2013. The results from the ore assessment combined with a pricing forecast for phosphate fertilizers that reflects significant new global supply additions in 2011 and a relatively strong dollar led to an impairment charge against our Redwater and Kapuskasing phosphate assets of $136-million pre-tax or $95-million as a non-cash after tax charge. We will continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility beyond 2013, including alternative sources for phosphate rock. Agrium’s mine reserves in Idaho, which supply the Conda, Idaho phosphate facility are estimated to have sufficient ore reserves to continue production for over 20 years, based on current and projected production rates.
SALES VOLUMES
Our total sales volumes declined to 0.91 million tonnes in 2006, compared with 1.1 million tonnes in 2005 and 1.2 million tonnes in 2004. The reduction in sales volumes was primarily due to lower production volumes at our Redwater facility. Sales volumes from our Conda phosphate facility increased slightly compared to the previous two years.
Purchase For Resale Business
The Royster-Clark acquisition contributed additional net sales and gross margins on purchased product for resale, an area of strategic focus. Gross profit was $19-million in 2006 on net sales of $382-million and volumes of 1.52 million tonnes of crop nutrients. Margins were negatively impacted by the high price of crop nutrients in late 2005 and early 2006 when inventories were being built, and the subsequent decline in crop nutrient prices in the key spring application season in North America.

46	AGRIUM ANNUAL REPORT 2006

Our Advanced
Technologies Business
Agrium Advanced Technologies offers premium-grade, environmentally sensitive specialty fertilizers and related products to the agriculture, professional turf, broad acre markets as well as a wide variety of specialty markets such as golf, professional horticulture and consumer retailers. The main products or components of this business are:
1	branded specialty fertilizer products with slow release technologies suitable for golf courses turf, specialty crops, lawn care, horticulture and sport field applications (Polyon, SCU, Duration, Nutralene, Nitroform, IB Nitrogen, Trikote);

2	associated branded professional products (ProTurf, Nu-Gro); and,

3	ESN®, the only polymer coated, environmentally friendly, controlled-release fertilizer available for broad acre crops.

Agrium has been developing polymer-coated fertilizer for a number of years, however, 2006 marks the first year that Advanced Technologies was operated and reported as a separate business unit. This was principally a result of the acquisition of two advanced technologies businesses, Nu-Gro and Pursell Technologies (PTI), which gave us the scale to establish a new business unit. We also significantly expanded ESN® capacity at our Carseland, Alberta nitrogen facility.
We produce advanced technologies products at six production facilities with the combined capacity to produce about half a million tonnes of controlled and slow release fertilizers. One of these facilities is a formulating and packaging facility with the capacity to package two million product cases per year. We have the capability to produce a broad spectrum of controlled and slow release fertilizers included polymer-coated, sulphur coated, and reacted products in a variety of sizes and composition to meet the specific needs of our target markets. Additionally, we conduct research and product development activities at these facilities.
Advanced Technologies Strategy & Key Developments
We have purchased and developed premier brands and technologies in the controlled-release nutrient market segment. The brands in our portfolio are recognized worldwide as leading technologies. Our three key strategies and goals going forward are:
•	integrate and grow the base business, including identifying and capturing synergies from the three formerly separate businesses;

•	continue to develop and improve our leading technologies and leverage them into new markets; and,

•	expand internationally with our current and future technologies and potentially through acquisitions.
Key developments for Advanced Technologies in 2006 included:
•	acquired two businesses to further expand our portfolio of environmentally friendly controlled-release nitrogen products. Advanced Technologies now has the broadest portfolio of controlled-release products in the world;

•	solidified and consolidated our senior management team in Advanced Technologies with representation from each of the previously separate businesses;

•	integrated Agrium’s pre-existing Advanced Technologies business with the two newly acquired operations;

•	completed construction of the 150,000 tonne ESN® facility in February 2006; and,

•	obtained approval for the use of ESN® on food crops in Canada; approval in the U.S. had previously been obtained.
Advanced Technologies Products
Advanced fertilizer products and technologies include polymer-coated, polymer coated/sulphur coated, sulphur coated and reacted controlled-release nitrogen fertilizers. These products may be sold directly into the specialties markets or to other manufacturers who combine these products for sale to either the specialties markets or to the lawn and garden segment.

48	AGRIUM ANNUAL REPORT 2006

Professional products include nutrients and other products for professional use. Professional customers include golf courses, lawn care companies, horticulture and nurseries, specialty agriculture and pest control operators.
The specialties markets consist of three primary segments; golf courses and other turf, high value crops (e.g. strawberries), and consumer lawn and garden. We do not participate directly in the consumer lawn and garden segment, although we do provide the fertilizer raw materials for sale into this segment. Golf courses are key customers for our products. There are over 17,000 golf courses in the U.S. and an estimated 2,000 golf courses in Canada. Golf courses spend an average of $40,000 per year on fertilizer, seeds and pest control products.
The estimated total non-farm market for controlled-release fertilizers (CRF) in North America, excluding ESN®, is approximately 500,000 tonnes, with a further 200,000 tonnes of CRFs consumed in Western Europe and Japan. The market for CRFs in North America has been growing at an estimated rate of about five percent annually, however the growth rate for polymer-coated CRFs has been growing at a faster rate of about 16 percent as shown in the chart below.
Controlled-release fertilizer technologies consist of:
•	Polymer-coated CRFs, ESN®, DurationCR® and Polyon®;

•	Polymer-coated, sulphur coated CRFs (Trikote®); and,

•	Reacted CRFs (Nutralene®, Nitroform®, and IB®Nitrogen).
In general, the length of the release curve determines the market value of CRFs. With the addition of Nu-Gro and Pursell, we now have a complete line of products to offer our customers.

AGRIUM ANNUAL REPORT 2006	49

ESN® encapsulates urea inside a specially designed polymer coating that permits the release of nitrogen to match the needs of the growing plant. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application, reduce fuel costs and save growers’ time by lowering the number of passes over a field. Since ESN® is targeted at broad acre agriculture such as corn, potatoes and wheat, we believe the potential market for this product is very large.
Advanced Technologies 2006 Overview of Results
Advanced Technologies includes results from the newly acquired Pursell and Nu-Gro controlled-release fertilizer and professional products businesses in addition to the operating results for ESN ® and Duration®, which were formerly reported as part of the North America Wholesale business segment. As a result, there are no year-over-year comparisons available for this business segment. Total sales and gross profit are expected to be significantly higher in 2007 with a full year of the new acquisitions and the benefits from our 2006 ESN expansion in place.
As with many of our other businesses, the Advanced Technologies business is seasonal. The first quarter is typically the strongest, followed closely by the second quarter, which is the in-season demand period for fertilizer. The third quarter is typically the weakest as the fertilizer season winds down.
ADVANCED TECHNOLOGIES PERFORMANCE

Year Ended December 31
(millions of U.S. dollars)	2006 (a)
Net sales	101

Cost of product	82

Gross Profit	19

Selling expenses	5

General and administrative	7

Depreciation and amortization	8

EBIT	(1)

(a)	The 2006 figures represent the results of Nu-Gro from the date of acquisition of January 25, 2006 and Pursell from the date of acquisition of August 4, 2006. Duration and ESN figures have been included from July 1, 2006. Prior to July 1, 2006, the Duration and ESN business was included in Wholesale’s results.

50	AGRIUM ANNUAL REPORT 2006

Our Other
Business Segment
Our “Other” business segment is a non-operating segment that comprises Corporate and Administrative functions that provide support and governance to our operating segments.
The Other segment is also used for the elimination of inter-segment transactions so the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at an arm’s-length consideration. The main eliminations relate to purchase and sale transactions between our Retail, Wholesale and Advanced Technologies business segments and interest on inter-company loans.
Expenses included in EBIT of our non-operating segment comprise primarily general and administrative costs of our headquarters in Calgary, Alberta and other expenses such as regulatory compliance, foreign translation gains and losses and business development costs associated with evaluating new growth opportunities. EBIT decreased to $(113)-million in 2006 compared to $(88)-million in 2005 and $(46)-million in 2004.
The decline from prior years was largely due to an increase in general and administrative and other expenses resulting from:
•	the higher Canadian dollar which increases general and administrative and other expenses when expressed in U.S. dollars;

•	costs related to evaluating potential merger and acquisition opportunities, investigation of the feasibility of building a nitrogen production facility in Egypt and other Merger and Acquisition costs; and,

•	stock-based compensation expense reflecting the increase in our share price.

AGRIUM ANNUAL REPORT 2006	51

Outlook
We are a significant supplier of crop inputs to growers in North and South America as well as crop nutrients internationally. Therefore a key driver for our business is the ever-growing global demand for grain, as crop inputs help growers increase grain production. While grain prices influence the rate of growth in local and global demand for crop inputs, each nutrient and other crop input has other supply, cost and trade variables that may influence the situation and outlook for each of the nutrients.
Agriculture Outlook
We believe the fundamentals for the global grain market are strong. Global corn and wheat prices in early 2007 were respectively 73 and 16 percent above last year’s level and 58 and 16 percent above the previous five-year average. The significant rise in grain prices that began in the fall of 2006 is indicative of a demand driven event that many market analysts believe will provide a tight grain market for at least the next few years. Global crop yields have not been able to keep up to increases in grain demand in six out of the past seven years. This is partly due to the rise in demand for grain and oilseeds to supply the rapid increase in production of bio-fuels, including ethanol, in North America and globally. This strength in the grain and oilseeds markets should

52	AGRIUM ANNUAL REPORT 2006

provide a positive impetus to crop input demand, particularly crop nutrient use within North America and around the world. This is expected to benefit our Retail, Wholesale and to a lesser extent our Advanced Technologies businesses in 2007.
Retail
We believe the outlook for the U.S. and Argentine retail markets in 2007 is robust. This is primarily due to the significant increase in crop prices and the expected increase in crop acreage, particularly corn and wheat acreage in the U.S. and Argentina. Corn prices are expected to be over 70 percent higher than in the spring of 2006 and U.S. growers are anticipated to increase corn plantings by over eight million acres or eight to 10 percent in 2007. U.S. corn uses about 70 percent more chemical inputs and on average 148 pounds of applied nutrients per acre more than soybeans. Corn is the biggest driver for U.S. nutrient use as it accounts for approximately 40 percent of total nutrient consumption. Furthermore, much of the increase in corn acreage will be seeded on land that was planted to corn the previous year or continuous cropped land. In order to achieve close to the same yields, corn grown on land that had corn planted on it the previous year requires up to 60 pounds more nitrogen per acre and over 20 percent more crop protection products applied to it than a corn-on-soybeans rotation.
With the expected increase in crop acreage, particularly for corn and wheat, we expect demand for all crop inputs should be higher than last year in regions that grow these crops. This is expected to benefit our facilities in the U.S. Corn Belt and Argentina. The trend toward using genetically enhanced seed varieties (GMOs) with stacked gene traits is expected to continue, which may limit growth in crop protection product use for facilities located in the U.S. Corn Belt and Argentina. This trend is also expected to continue to provide strong support for growth in seed revenues and margin dollars. Fertilizer prices are expected to remain strong in 2007, which would be positive for our fertilizer margins. Strong wheat and potato prices, combined with steady demand from the fruit and vegetable markets, should benefit primarily the Western U.S. region. While the fundamentals appear to be strong for crop inputs, regional weather patterns can have a significant impact on local crop input demand, particularly nutrients and crop protection products, in any given season.

AGRIUM ANNUAL REPORT 2006	53

Wholesale
We anticipate the global supply/demand balance for all three nutrients will remain in a tight, to balanced, position in 2007. A strong agricultural market should support North American and global nutrient demand, and capacity additions are not expected to be excessive relative to expected demand for any of the three nutrients in 2007.
NITROGEN
We anticipate that additions to global nitrogen capacity will increase by about two percent in 2007, excluding changes in Chinese capacity. This would be similar to the historic rate of growth in nitrogen demand. Obtaining accurate information on demand and supply conditions in China is difficult, although most industry analysts believe China will remain a small net exporter of urea for at least the next few years and will continue to apply an export tax on urea exports. Furthermore, the substantial increase in global energy costs have pushed nitrogen production costs higher in many regions around the world and helped raise the floor price for nitrogen products. The higher energy costs include regions such as Western Europe, North America, India and Eastern Europe, particularly the Ukraine. Lower feedstock availability in places like Indonesia and India have also reduced operating rates, helping to keep the market tight, despite significant capacity additions elsewhere over the past few years.
Demand for nitrogen in North America is expected to rebound by over eight percent in 2007 after declining last year. Similarly, global demand rates should be higher in 2007 than 2006, given the strong global crop prices. Nitrogen margins for our North American nitrogen facilities will continue to be dependent on the relationship between North American gas prices and nitrogen prices. We believe our nitrogen margins on our North American sales should widen in 2007 compared to 2006 due to the expected tightness in the nitrogen market.

54	AGRIUM ANNUAL REPORT 2006

POTASH
Industry data indicate that global potash demand is estimated to have declined in the first half of 2006 due to lower demand from China, North America and continued economic challenges for Brazilian growers. The prolonged international negotiations between Canpotex and both China and India resulted in a significant decline in global potash trade particularly the first half of 2006. Potash demand picked up in the second half of 2006.
Industry analysts expect a tightening of global potash markets in 2007. Global capacity additions in 2007 are expected to total about 1.2 million nutrient tonnes, representing a three percent increase in capacity. The recent mine flooding and closure at Uralkali’s potash mine in November 2006 is estimated to have taken over one million tonnes of potash (2.1 percent of global capacity) off the market in late 2006. This is expected to reduce net capacity additions to 1.3 percent in 2007. Demand is expected to grow by more than this in 2007, given the strong global grain markets.

AGRIUM ANNUAL REPORT 2006	55

PHOSPHATE
Global phosphate demand is estimated to have increased by seven percent in 2005 and declined by two percent in 2006, compared to an annual average growth rate of two percent over the past decade. U.S. plant closures helped balance the phosphate market in 2006. We expect phosphate market conditions to tighten in 2007 with improved demand conditions due in part to increased grain prices. The expected improved demand should come from the U.S., India, and South East Asia. These factors should more than offset the continued lower Chinese import demand resulting from an increase in China’s capacity. In the longer term, the major risk to phosphate profitability results from the announced substantial increase in capacity in the Middle East and China.
Specialty Fertilizers
The outlook for broad acre application of controlled-release fertilizers (ESN®) is positive. Strong grain prices are expected to entice growers to optimize nutrient applications to maximize yields and to search for new ways to save time, while taking environmental factors into consideration. The outlook for the professional turf, professional horticulture and specialty agriculture business is also expected to be positive.

56	AGRIUM ANNUAL REPORT 2006

Key Business Sensitivities
Our business risks are discussed on pages 74 to 80. Our financial results are sensitive to a number of factors that affect our operations and margins. The following table sets out the impact of changes in some key variables on our earnings, based on activity levels at the end of 2006.
Most of the key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. The sensitivity to nitrogen margins includes the impact of changes in North American natural gas prices. The sensitivity to earnings for a $0.50 U.S. per MMBtu change in NYMEX gas prices, assuming no change to the price spread between U.S. and Alberta gas, nor nitrogen prices is $44-million in EBIT and $31-million in net earnings. Since rising gas prices can often have a positive impact on nitrogen prices, depending on the nitrogen supply and demand balance, it is more appropriate to describe sensitivities in terms of changes in margins.
The Retail and Advanced Technologies businesses earnings tend to be more stable, with no key variables that would impact earnings for these businesses to a similar degree.

			Net Earnings
	Change in	EBIT Impact	Impact (b)
	Factor(a)	(U.S.$ Millions)	(U.S.$ Millions)

Wholesale Margins

Nitrogen(c)	$10.00	45	31

Phosphate	$10.00	10	7

Potash	$10.00	20	14

Exchange Rate from C$ to U.S.$	$0.01	5	4

Exchange rate from Argentine Peso to U.S.$	0.3 Pesos	1	1

(a)	Change in factor is per metric tonne unless otherwise specified.

(b)	To convert impact to an EPS basis, divide the net earnings impact by the number of outstanding shares (133 million shares as of December, 31 2006.)

(c)	The sensitivity to nitrogen margins is inclusive of the natural gas sensitivity described in the text above.
Foreign Exchange
The international currency of the agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. and Canadian dollars, as well as Argentine pesos. Fluctuations in these currencies can impact our financial results. We manage our U.S. denominated working capital in our Canadian self-sustaining subsidiaries to minimize the impact of foreign exchange rate fluctuations on our consolidated results and, where appropriate, we use derivative instruments to help manage our foreign exchange exposure.

AGRIUM ANNUAL REPORT 2006	57

Our Consolidated
Performance
Results of Operations

(millions of			Net Earnings
U.S. dollars			(Loss) Per Share:
except								Long-term
per share		Net			Total	Cash & Cash	Cash	Financial
amounts)	Net Sales	Earnings	Basic	Diluted	Assets	Equivalents	Dividends	Liabilities
2006

Q1	657	(48)	(0.37)	(0.37)	3,552	49	–	763

Q2	1,816	142	1.08	1.06	3,215	69	7	965

Q3	821	1	0.01	0.01	3,169	39	–	926

Q4	899	(62)	(0.47)	(0.47)	3,265	109	8	941

Year	4,193	33	0.25	0.25	3,265	109	15	941

2005

Q1	537	24	0.18	0.18	2,677	326	–	799

Q2	1,180	133	1.01	0.99	2,694	427	7	784

Q3	807	72	0.54	0.54	2,817	415	–	755

Q4	770	54	0.41	0.40	2,785	300	7	719

Year	3,294	283	2.14	2.12	2,785	300	14	719

2004

Q1	435	11	0.08	0.08	2,416	202	–	978

Q2	1,011	74	0.56	0.52	2,345	196	7	970

Q3	672	83	0.63	0.60	2,514	299	–	979

Q4	720	98	0.75	0.71	2,661	425	7	972

Year	2,838	266	2.03	1.91	2,661	425	14	972
Our net earnings were $33-million in 2006 or $0.25 diluted earnings per share, a decrease of $250-million over 2005 and $233-million lower than 2004. The decline was primarily due to lower earnings from our Wholesale operations. Significant items affecting the comparability of quarterly and annual results include the following:
•	Net earnings in 2006 included income from three acquisitions that make a majority of their earnings in the second quarter and were financed from a combination of incremental borrowings and cash on hand.

•	Fourth quarter earnings were negatively impacted by the impairment charge on our Canadian phosphate assets of $136-million pre-tax or $95-million as a non-cash after tax charge.

58	AGRIUM ANNUAL REPORT 2006

•	Net earnings in the first quarter of 2006 were negatively impacted by pre-tax losses of $43-million ($0.21 diluted loss per share) due to natural gas hedges that did not qualify for hedge accounting treatment. The majority of our natural gas hedges qualified for hedge accounting in 2006.

•	Net earnings in the second quarter of 2006 were favorably impacted by an $18-million non-cash future income tax recovery, discussed below.

•	Net earnings and net earnings per share in the third and fourth quarters of 2004 included income of $41-million and $9-million, respectively ($25-million after tax or $0.17 diluted earnings per share in the third quarter and $5-million after tax or $0.04 diluted earnings per share in the fourth quarter) in liquidated damages from an arbitration panel award relating to our Kenai facility. Net earnings also included a $36-million gain ($21-million after tax or $0.15 diluted earnings per share) in the fourth quarter of 2004 on the settlement of all outstanding legal claims relating to our Kenai facility.
INCOME TAXES
Our overall effective tax rate was negative 266 percent in 2006, versus 37 percent in 2005 and 33 percent in 2004. The negative 2006 rate includes the impact of Canadian rate reductions enacted during the year and an increase in tax efficient financing. Absent those items, the 2006 rate would have been comparable to 2005. The 2005 rate was higher than 2004 because of the recognition of previously unrecorded losses in 2004. The tax rate for 2007 is expected to be 31 percent.
In addition to changes in statutory income tax rates, the mix of earnings, tax allowances and realization of unrecognized tax assets amongst the jurisdictions in which we operate impact our overall effective tax rate. An explanation of the year-over-year variances in these rates for the three years ended December 31, 2006 is provided in note 5 to our consolidated financial statements.
INTEREST EXPENSE
Annual interest expense increased in 2006 due to the $371-million net increase in bank indebtedness and long-term debt to fund acquisitions, increased working capital needed for our acquired businesses and growth initiatives. Interest expense was $63-million in 2006, compared with $49-million in 2005 and $69-million in 2004.
DIVIDENDS
In 2006 we paid cash dividends on our common shares of $14-million, or 11 cents per common share, compared to $14-million, or 11 cents per common share, in both 2005 and 2004.
SEASONALITY
Agricultural nutrient sales are seasonal, as farmers tend to apply the majority of crop nutrients in the spring and fall. As a result, our earnings tend to be strongest in the second and fourth quarters of the calendar year. The majority of our annual agricultural sales tend to be made in three or four months of the year.

AGRIUM ANNUAL REPORT 2006	59

2006 Fourth Quarter
Management’s Discussion and Analysis
NET EARNINGS
Agrium’s fourth quarter consolidated net loss was $62-million compared with net earnings of $54-million for the same quarter of 2005. Diluted loss per share for the fourth quarter of 2006 was $0.47 compared to net earnings of $0.40 per share for the fourth quarter of 2005. EBIT was a loss of $87-million for the fourth quarter of 2006 compared with EBIT of $95-million for the fourth quarter of 2005.
The decrease in year-over-year fourth quarter EBIT of $182-million reflects a $136-million pre-tax impairment of our Wholesale operation’s Canadian phosphate assets. Adjusting for this non-cash impairment charge, EBIT before special items was $49-million, or $46-million lower than the same quarter of 2005. This decrease consisted of an increase in expenses of $70-million offset somewhat by increased gross profit of $24-million. The increase in expenses reflects the following items:
•	$42-million increase in selling, general and administrative, and depreciation expenses related primarily to businesses acquired in 2006;

•	$16-million settlement of a commercial dispute recorded as income in the fourth quarter of 2005 offset somewhat by a $13-million gain on the sale of a non-core oil and gas property in the Canadian Arctic in the fourth quarter of 2006; and,

•	$8-million increase in stock-based compensation expense due to a number of factors including the increase in our share price.
FINANCIAL POSITION AND LIQUIDITY
At the end of the fourth quarter, net cash on hand was $109-million compared to $300-million at December 31, 2005.
Operating activities provided cash of $30-million in the fourth quarter of 2006 compared to $8-million for the same quarter of 2005. Quarter-over-quarter, accounts receivable and accounts payable increased $176-million and $249-million, respectively, primarily due to our acquisitions during the year. Inventory decreased $55-million as a result of lower costs.
The utilization of our accounts receivable securitization facility decreased $59-million during the fourth quarter of 2006 to $108-million at December 31. This facility was not used in the fourth quarter of 2005.
The effective tax rate was 41 percent for the fourth quarter loss of 2006 compared to 36 percent in the fourth quarter income of 2005. The increase was due to the tax effect of a foreign exchange loss incurred on the translation of long-term debt in 2006.

60	AGRIUM ANNUAL REPORT 2006

BUSINESS SEGMENT PERFORMANCE
During the fourth quarter of 2006, we revised the composition and names of our reporting segments to correspond with our strategic business unit structure and internal reporting. Our business segments are now Retail, Wholesale, and Advanced Technologies. Prior periods have been restated for comparative purposes.
Retail
Retail’s fourth quarter net sales were $384-million compared to $267-million in the fourth quarter of 2005. Gross profit increased by $35-million compared to the same quarter last year. Retail EBIT was $20-million, down $5-million from the fourth quarter of 2005.
The increase in net sales and gross profit is attributed to:
•	an increase in international retail net sales of $8-million and gross profit of $2-million. As a result of strong corn and soybean prices, farmers in Argentina expanded acreage and increased spending on crop inputs to maximize yields and take advantage of strong margins.

•	an increase in domestic sales volumes of $109-million and gross profit of $33-million primarily due to the increased sales volumes from the acquisition of Royster-Clark in February. Net sales and gross profit increased year-over-year for both fertilizers and chemicals. Although results in the fourth quarter of 2006 were significantly higher than those in the same quarter of 2005, they were still negatively impacted by very wet weather in the Eastern Corn Belt that prevented optimal fall crop input application.
Retail expenses increased by $40-million in the fourth quarter of 2006 versus the same quarter of 2005 mostly due to the increased selling and depreciation expenses associated with the addition of the Royster-Clark operations in the first quarter of 2006.
Wholesale
Wholesale’s fourth quarter net sales were $537-million compared to $554-million in the fourth quarter of 2005. Gross profit decreased by $23-million compared to the same quarter last year. Wholesale EBIT was a loss of $64-million, down $154-million from the fourth quarter of 2005. The impairment of our Canadian phosphate assets accounted for $136-million of the decrease in EBIT. Also included in Wholesale’s fourth quarter EBIT was a $13-million gain on the sale of a non-core oil and gas property in the Canadian Arctic. This impact of this gain was offset by $16-million of income reported in the fourth quarter of 2005 related to the settlement of a commercial dispute.
Nitrogen net sales were $344-million and contributed $65-million in gross profit compared to $414-million and $76-million in net sales and gross profit, respectively, in the same quarter of 2005. The decline in net sales and gross profit is attributed to the following:
•	International sales volumes and gross profit were significantly lower than last year due entirely to lower sales from our Kenai facility. Kenai was idled for most of the fourth quarter in 2006 due to a lack of gas supply. Our Profertil facility increased fourth quarter sales volumes by 10 percent year-over-year and gross profit contribution was similar to last year.

AGRIUM ANNUAL REPORT 2006	61

•	Domestic nitrogen sales volumes and margins increased compared to the fourth quarter of 2005 due to stronger North American demand and lower natural gas prices. North American nitrogen sales volumes were 35 percent higher in the fourth quarter of 2006 than for the same quarter of 2005 due to favorable pricing and higher ammonia sales through our Borger pipeline system. Average nitrogen margins on domestic sales were $30 per tonne in the fourth quarter of 2006 versus $26 per tonne in the same quarter of 2005, as significantly lower natural gas prices more than offset lower average nitrogen sales prices.

•	Agrium’s overall natural gas costs for product produced in the fourth quarter of 2006 was $4.97 per MMBtu compared to $7.56 per MMBtu for the same quarter of 2005. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter was $6.62 per MMBtu with the AECO (Alberta) basis averaging $1.00 per MMBtu.
Potash net sales were $49-million and contributed $24-million of gross profit compared to $57-million and $34-million of net sales and gross profit, respectively, in the same quarter of 2005. International sales volumes were higher than the same period in 2005 as Canpotex increased their shipments to compensate for lower volumes in the first half of 2006. International potash sales prices were $8 per tonne lower than the same period last year, while domestic sales prices were largely unchanged. Domestic sales volumes were lower than the prior year due to reduced production resulting from commissioning issues related to our 310,000 tonne expansion at our Vanscoy facility. Reduced production contributed to higher product costs compared to the same quarter in 2005. The expansion was essentially completed in the fourth quarter.
Phosphate net sales were $61-million and contributed gross profit of $4-million compared to $83-million and $10-million of net sales and gross profit, respectively, in the same quarter of 2005. Sales volumes were lower as a result of reduced production at our Redwater facility due to continued rock quality issues at our Kapuskasing mine. Phosphate prices were stronger for all products, particularly for liquid phosphates. The higher prices were offset by higher input costs including sulphur and increased mining costs.
Product purchased for resale contributed an additional $83-million of sales revenue and $4-million of gross profit.
Advanced Technologies
Advanced Technologies contributed $7-million in gross profit and a $2-million loss in EBIT in the seasonally slow fourth quarter.
Other
EBIT for our ‘Other’ non-operating business segment for the fourth quarter of 2006 decreased by $21-million to a loss of $41-million over the same period last year. The negative variance was primarily due to higher stock-based compensation expense as a result of higher share prices at the end of the quarter and increased expenses related to investigating business development opportunities.

62	AGRIUM ANNUAL REPORT 2006

Capital Resources
NON-CASH WORKING CAPITAL
Our non-cash working capital levels are affected by numerous factors including:
•	seasonality factors discussed on page 59 of this MD&A;

•	building inventory for seasonal peak demand;

•	demand for our products and services;

•	selling prices of our products and services;

•	raw material input and other costs; and,

•	foreign exchange rates.
The addition of the Royster-Clark business increased our earnings in the second quarter but reduced them in the other three quarters in 2006.
Our working capital averaged $575-million in 2006. The net non-cash working capital balance at year-end 2006 increased over year-end 2005 and 2004.
CAPITAL EXPENDITURES
Sustaining capital is directed towards maintaining the safe and efficient operation of our facilities as well as extending their useful lives. Investment capital typically includes a significant expansion of existing operations or new acquisitions. Both our investment and sustaining capital expenditures increased in 2006, primarily due to the acquisition of Royster-Clark, Nu-Gro, Pursell and the potash expansion in 2006. Our sustaining capital rose to $91-million in 2006 compared with $87-million in 2005.

(millions of U.S. dollars)	2006	2005	2004

Sustaining capital	91	87	69

Investment capital	118	88	13

TOTAL	209	175	82
Our investment capital expenditures in 2006 included a significant expansion of potash capacity at our Vanscoy facility and the completion of our ESN® capacity expansion at the Carseland facility. Investment capital expenditure for the potash expansion and expanded storage and compaction capacity was $87-million in 2006. This capital cost was $15-million higher than originally planned due to higher than expected labor and material costs, partly associated with an escalation in both local labor and material costs and the stronger Canadian dollar. The ESN® project involved the construction of a new coating plant, capable of converting one existing urea granulation train (150,000 tonnes per year) to ESN®.

AGRIUM ANNUAL REPORT 2006	63

We also invested $651-million in new acquisitions in 2006. The most notable include:

We acquired Royster-Clark on February 9, 2006 for approximately $404-million net of proceeds from the sale of the East-Dubuque nitrogen facility on April 26, 2006 for $70-million, including $20-million in working capital.

We employed $85.8-million to acquire the fertilizer technology and professional products business of Nu-Gro as of January 25, 2006.

We acquired certain fixed assets and technologies of Pursell on August 8, 2006 for $78.5-million, further enhancing our Advanced Technologies business. We also purchased patented technology for emerging non-fertilizer controlled-release products, such as specific crop protection products, for the consideration of $12.5-million plus contingent payments based on a percentage of future sales.
Sustaining capital expenditures can vary by year, and capital expenditures in 2007 for Retail may be larger than normal as we expect to continue to bring the Royster-Clark retail assets up to our standards this year. Approximately $10-million is targeted for the replacement of key equipment at our Redwater and Fort Saskatchewan nitrogen operations.
We are planning an investment capital program of approximately $50-million in 2007, including the following:

additional potash investment and expansion projects;

additional investment in Advanced Technologies;

Potential expansion of import, storage and distribution facilities in South America; and,

possible one-off retail acquisitions.
We may employ additional capital to pursue our growth strategy in 2007, including various potential acquisitions, expansion or greenfield opportunities. We anticipate we will be able to finance announced projects through cash provided from operating activities and existing lines of credit. In the event we make another significant acquisition in 2007, it may require accessing the debt or equity markets.

64	AGRIUM ANNUAL REPORT 2006

Liquidity
We increased our U.S. bank lines from $450-million to $600-million in April 2006 reflecting the growth in our business and associated cash reserves considered prudent for our operating needs. Based on current projections, our liquid resources, together with expected future cash flows provided from operating activities, are expected to be more than sufficient to meet our anticipated future requirements and obligations. At December 31, 2006, these resources consisted of the following:

(millions of U.S. dollars)	Currency Denomination	U.S. Dollar Equivalent

Cash and cash equivalents	U.S. Dollars	93

	Canadian Dollars	8

	Argentine Pesos	7

	Other	1

Short-term bank lines (unused)(a)	U.S. Dollars	431

	Argentine Pesos	30

Other non-cash working capital(b)	U.S. Dollars	490

(a)	Unused amounts are net of letters of credit outstanding as at December 31, 2006

(b)	Includes amounts drawn on our asset securitization program.
Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing.
FINANCING ACTIVITIES AND FINANCIAL POSITION
We have continued to maintain a strong financial position even as we pursued our growth strategy in 2006.
Our cash reserves of $109-million were lower than the build up we experienced last year, as we deployed our cash in completing three acquisitions and two major expansions. We completed a $300-million offering of 30-year, 7.125 percent senior unsecured debentures under a $500-million shelf prospectus dated May 15, 2006. We used these proceeds, in part, to redeem $101-million in private placements, eliminating the restrictive covenants that were inappropriate given the growth in Agrium’s business, as well as to repay a portion of our outstanding short-term indebtedness primarily resulting from the acquisition of Royster-Clark. Pursuant to the terms of the shelf prospectus, we have the ability to issue up to an additional $200-million of debt securities over a 25-month period until June 2008. Terms of any debentures offered are determined by market conditions at the date of issue.

AGRIUM ANNUAL REPORT 2006	65

At December 31, 2006 our debt-to-capital ratio was 42 percent, up from 29 percent in 2005 and down from 45 percent in 2004. Our net debt-to-capital is also highlighted in the bar graph below.
CASH PROVIDED BY OPERATING ACTIVITIES
We generated $154-million in operating cash flow in 2006 compared with $450-million in 2005 and $440-million in 2004. Our operating cash flow net of our draw on our accounts receivable securitization program was $46-million in 2006. Our resulting cash balance decreased to $109-million in 2006, from $300-million in 2005 and $425-million in 2004.
ARGENTINA CURRENCY REPATRIATION
Dividends are not subject to Argentine tax to the extent they are paid from tax-paid retained earnings of our Argentine subsidiary, ASP, and our Argentine joint venture, Profertil. Profertil paid two dividends to its shareholders in 2006, a $66.5-million ($33.3-million net to Agrium) dividend in March and another $81.2-million ($40.6-million net to Agrium) dividend in December.
In the event dividends are paid in excess of tax-paid retained earnings, there would be a 10 percent withholding tax levied in Argentina on dividends to Agrium.
FINANCIAL COVENANTS
Our credit facilities, debentures and senior notes require us to maintain certain financial ratios and other covenants customary for these types of agreements. At December 31, 2006, we were in compliance with all of our covenants, and expect to be in compliance with our covenants in 2007 and for the foreseeable future.

66	AGRIUM ANNUAL REPORT 2006

DEBT RATINGS
As a key part of our financial strategy, we continue to maintain a strong investment grade credit rating, reflecting our commitment to strong liquidity ratios. We expect our credit position to improve in terms of the fundamentals of our business, reflecting strong industry fundamentals and an increase in earnings quality due to recent acquisitions, which diversify and increase the stability of our earnings and cash flow base.
In February 2005, Moody’s Investors Services revised our long-term outlook to Baa2 stable from Baa2 negative.
In November 2005, Dominion Bond Rating Service, Moody’s Investors Services, and Standard & Poor’s Ratings Services confirmed our credit ratings with a stable outlook following the announcement of the proposed acquisitions of Royster-Clark and Nu-Gro.
As at December 31, 2006, the Company’s debt instruments were rated as follows:

Senior Unsecured Notes and Debentures

Moody’s Investors Services	(Baa2)

Dominion Bond Rating Service	(BBB)

Standard & Poor’s Ratings Services	(BBB)
OUTSTANDING SHARES
The number and outstanding principal amount of outstanding shares as at January 31, 2007 are as follows:

	Number of Shares	Share Capital(millions of	Market Value(millions of
	(millions)	U.S. dollars)	U.S. dollars)

Common shares	133	617	4,621
We had a normal course issuer bid (NCIB) from the Toronto Stock Exchange (TSX) in place from April 2005 until May 2006. During the course of our NCIB we purchased and cancelled approximately 4.7 million shares for $98-million at an average cost of C$25.20 per share, all in 2005. We did not renew, or purchase additional shares, under the program in 2006 given the acquisitions that took place in early 2006.
FUTURE CASH REQUIREMENTS
Our existing obligations and commitments requiring future outlays of cash consist of the following:
•	aggregate contractual obligations;

•	other obligations including asset retirement obligations and environmental remediation liabilities, where the extent, timing, or amount of the obligations may be determined by some future event that cannot be determined with substantial accuracy;

•	employee future benefit obligations;

•	general operating requirements including interest payments, income and other taxes payable and peak seasonal working capital requirements;

•	capital expenditure commitments; and,

•	future growth opportunities, including acquisitions.

AGRIUM ANNUAL REPORT 2006	67

Obligations
CONTRACTUAL OBLIGATIONS
As at December 31, 2006, our aggregate contractual obligations were comprised of the following:

	Payment due by period:
	Less than	One to	Four to	After five
(millions of U.S. dollars)	one year	three years	five years	years	Total
Long-term debt (a) (b)	51	153	212	1,228	1,664

Operating leases (c)	57	77	21	23	178

Purchase obligations (d)(e)(f)	739	247	149	53	1,188

Total	847	477	382	1,304	3,010

(a)	Includes interest payments

(b)	Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions (See financial covenants on page 66 of this MD&A).

(c)	Includes short-term leases for railcars and distribution facilities in Wholesale, vehicles and application equipment in Retail and computer equipment lease.

(d)	Includes minimum commitments for North America natural gas based on prevailing NYMEX forward prices at December 31, 2006. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices may differ.

(e)	Includes our 50 percent share of Profertil’s annual gas purchase commitments of $202-million.

(f)	Purchase obligations exclude employee future benefits, for which employer contributions are expected to be approximately $10-million in 2007.
OTHER LONG-TERM OBLIGATIONS
As at December 31, 2006, our other liabilities included balances related to asset retirement obligations and environmental remediation liabilities. Estimated timing and amount of cash outflows associated with these liabilities are as follows:

	Payment due by period:
	Less than	Six to 10	11 to 15	After 15
(millions of U.S. dollars)	six years	years	years	years	Total
Asset retirement obligations(a)	25	21	79	472	597

Environmental remediation liabilities	61	22	14	20	117

Total	86	43	93	492	714

(a)	Represents the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $71-million at December 31, 2006. See note 17 to our 2006 consolidated financial statements for further discussion of asset retirement obligations.

68	AGRIUM ANNUAL REPORT 2006

Off Balance Sheet Financing Arrangements
ASSET SECURITIZATION
Under our North American receivables securitization facility, certain of our U.S. subsidiaries may sell up to $200-million of eligible accounts receivable. Since these sales are non-recourse to us they are not included in our balance sheet as liabilities. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2007 and may be terminated earlier by either party.
We utilized $108-million of our accounts receivable securitization as at December 31, 2006 and did not utilize it in 2005. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program.
DERIVATIVE INSTRUMENTS
Substantially all of our natural gas requirements are purchased through indexed price contracts with suppliers, except for the long-term fixed-price supply agreements for Profertil and the contracts for Kenai. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility we periodically enter into natural gas swaps and option contracts.
We utilize a formal analytical process to determine when we enter into hedge contracts. As a practice we take advantage of natural gas price volatility to “collar” our positions, so as to minimize the risk of incurring losses on our hedge positions by trading off a portion of the potential gains. The majority of our hedging positions are collared.
We also enter into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar-denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying the Canadian dollar-denominated operating costs.
These derivative contracts are initiated within the guidelines of our risk management and hedging policies, which require specific authorization for approval and commitment of contracts. We formally document our risk management strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure.
Our Board of Directors has delegated authority to our Hedging Committee to hedge the following:
•	our natural gas exposure up to 75 percent of planned gas requirements for the current year plus the following two years and 25 percent of planned gas requirements for the third and fourth ensuing years; and,

•	our foreign exchange exposure up to 75 percent of the estimated transactional exposure for the next twelve-month period, 50 percent for months 13 to 24 and 25 percent for months 25 to 36.

AGRIUM ANNUAL REPORT 2006	69

All our derivative contracts are intended to provide an economic hedge of our exposure to gas or foreign exchange risk and our strategy is to achieve hedge accounting treatment for these derivatives whenever possible. Despite providing an economic hedge, derivative contracts may not always qualify for hedge accounting treatment. Derivative contracts that meet the criteria for hedge accounting are off balance sheet, and contracts that do not meet the criteria are recorded on the balance sheet at fair value.
At December 31, 2006, the majority of our natural gas derivative contracts qualified for hedge accounting. The fair value of the off balance sheet qualifying natural gas derivative contracts was $11-million (2005–nil).
At December 31, 2006 and 2005, our foreign exchange derivative contracts qualified for hedge accounting and, accordingly, the fair value of our qualifying foreign exchange derivative contracts was a loss of $1-million at December 31, 2006 (2005 $1-million gain) and was off balance sheet.
Notes 1 and 24 to our consolidated financial statements provide more detail on our accounting policy for financial instruments and the types of derivatives.
RELATED PARTY TRANSACTIONS
We market our potash internationally through sales to Canpotex, a Canadian marketing company in which we have an investment along with two other Saskatchewan potash producers. Refer to note 27 to our 2006 consolidated financial statements for further information on transactions and balances with Canpotex.

70	AGRIUM ANNUAL REPORT 2006

Our Accounting Policies
Our financial statements and accounting policies are presented in accordance with generally accepted accounting principles (GAAP) in Canada. A complete explanation of differences between Canadian and U.S. GAAP is provided in note 28 to our 2006 consolidated financial statements, and a full discussion of our significant accounting policies is provided in note 1 to our 2006 consolidated financial statements.
Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us as well as considering historical trends. Changes in estimates that may have a material impact on our results are discussed in the context of the underlying financial statement to which they relate.
Critical Accounting Policies & Estimates
We consider an accounting policy to be critical if:
•	impairment occurs when the carrying value of a long-lived asset exceeds its fair value; and,

•	changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.
The following discussion presents information about our most critical accounting policies:
a)	Plant, property and equipment

We record plant, property and equipment at cost and include the cost of replacements and betterments. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services.

There are two key areas requiring significant estimates in the application of our plant, property and equipment policy. These are in the determination of possible impairment and the estimating of the useful lives of assets.

Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its fair value. Fair value can be affected by a number of factors, such as new technology, market conditions for our products, availability of raw material inputs and estimated service lives of the assets. We review the carrying value of our plant, property and equipment on a regular basis, and where it exceeds both the undiscounted cash flow and fair value we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.

We depreciate our plant, property and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the useful lives of our assets and these factors are constantly changing. We therefore periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.

b)	Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets, including goodwill and certain other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both discounted and undiscounted cash

AGRIUM ANNUAL REPORT 2006	71

flow analyses to assess the fair value of both indefinite-lived and long-lived assets and the recoverability of the carrying value of these assets. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the fair values of these assets as determined above are less than the related carrying values, impairment losses would be recognized, as applicable.

c)	Purchase Price Allocations

During 2006, we acquired Nu-Gro, Royster-Clark, and Pursell. Allocation of the purchase prices for these acquisitions involved considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, and estimated future prices, volumes, and operating and integration costs.

d)	Asset retirement obligations and environmental remediation liabilities

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. An asset retirement obligation is an existing legal obligation associated with the permanent removal from service of a long-lived asset, which results from the acquisition, construction, development or normal operation of the asset. The obligation is measured at fair value and is adjusted in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset.

Environmental remediation liabilities relate to existing conditions caused by past operations that give rise to a present, non-retirement-related remediation requirement are expensed based on our best estimate of undiscounted future costs when remediation efforts are probable and when the costs can reasonably be estimated based on current law and existing technologies.

Estimating the costs of both asset retirement obligations and environmental remediation liabilities requires extensive judgment about the nature and timing of work to be carried out in view of present environmental laws and regulations, and these estimates are subject to considerable uncertainty. Changes in these estimates could have a material impact on our results of operation and financial position.
Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we also refer to EBIT before special items (earnings before interest expense, income taxes, and special items), EBIT (earnings before interest expense and income taxes), and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). The components of these measures are calculated in accordance with GAAP, but EBIT before special items, EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT before special items and EBIT should not be used as an alternative to net earnings (loss) as determined in accordance with GAAP, and similarly EBITDA should not be used as an alternative to cash provided by (used in) operations.
Business segments and income tax jurisdictions are not synonymous, and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business segments. Similarly, financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies.

72	AGRIUM ANNUAL REPORT 2006

The following is a reconciliation of these key non-GAAP measures to net earnings (loss) and net earnings (loss) per share as calculated in accordance with GAAP:

(millions of U.S. dollars except per share amounts)	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Diluted Per Share

2006

EBITDA	125	352	7	(107)	377

Less depreciation, amortization and asset impairment	30	261	8	6	305

EBIT	95	91	(1)	(113)	72

Interest expense					(63)

Income taxes					24

Net earnings					33	0.25

2005

EBITDA	113	614	–	(81)	646

Less depreciation and amortization	17	122	–	7	146

EBIT	96	492	–	(88)	500

Interest expense					(49)

Income taxes					(168)

Net earnings					283	2.12

2004

EBITDA	99	563	–	(39)	623

Less depreciation and amortization	18	131	–	7	156

Less special items:

Kenai award and settlement		86		–	86

EBIT before special items	81	346	–	(46)	381

Plus special items:

Kenai award and settlement	–	86	–	–	86

EBIT	81	432	–	(46)	467

Interest expense					(69)

Income taxes					(132)

Net earnings					266	1.91
New Accounting Standards
Financial Instruments, Hedging Relations and Other Comprehensive Income
New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments, disclosure of comprehensive income, and hedge accounting. The Corporation will apply these standards beginning on January 1, 2007, resulting in the recognition of other comprehensive income, and the inclusion of accumulated other comprehensive income as a component of shareholders’ equity. The Corporation does not expect that the adoption of these standards will result in a material impact on the consolidated financial statements.

AGRIUM ANNUAL REPORT 2006	73

Business Risks
We are exposed to various risks and uncertainties in the normal course of our business that can cause variations in our results from operations and affect our financial condition.
Each business unit and department monitors risks and evaluates and implements mitigating actions where appropriate. We formally review the risk profile and mitigation plans on a quarterly basis.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences. We also believe that acceptance of certain risks is both necessary and advantageous in any business, and is necessary in order to achieve our growth targets and ultimately our vision.
The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to mitigate them. However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will necessarily be successful.
Product Price & Margin
The majority of our wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and resulting margins can be volatile.
Mitigating factors and strategies:
•	The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category.

•	The geographic diversity of our customer base (North America, South America, international) reduces the impact of poor economic, crop or weather conditions in any one region.

•	Our extensive distribution and storage capability can help reduce wholesale variability that may arise from a downturn in demand in a localized area.

•	Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs.

•	Our customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis.

•	Our Retail and Advanced Technologies businesses provide stability to our annual cash flows and earnings.

•	We also make prepay forward sales and may lock in nitrogen margins using forward gas price hedging.

74	AGRIUM ANNUAL REPORT 2006

•	Within our Retail business, we have further mitigating factors including:
o	product and service diversity (fertilizer, chemical, seed and application services); and,

o	geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).
Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our facilities where we purchase gas on the open market, such as at our four nitrogen facilities in Western Canada and our Borger, Texas nitrogen facility. Higher production costs may, under certain circumstances, be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. Gas availability at our Kenai, Alaska facility continues to be a risk factor given the regional tight gas market and the impact cold weather can have on gas availability. There is also a risk to our Profertil nitrogen facility on the delivered cost of gas.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.
Mitigating factors and strategies:
•	Our Kenai and Profertil nitrogen facilities have gas contracts that are not tied to North American gas prices.

•	We successfully concluded gas supply contract negotiations with Alaskan gas producers that is expected to allow continued operation of the Kenai facility until October 31, 2007.

•	In the short term, we use derivative instruments and other contractual arrangements to attempt to reduce the risk of gas price volatility.

•	Our practice of adjusting our production rates and sourcing supply for our customers from purchased product when conditions dictate reduces our exposure to high natural gas costs.

•	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for our competitors who produce and sell elsewhere in North America.

•	In the long term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost trapped natural gas are available.

•	For mining, we have medium-term highly competitive contracts in place with suppliers and maintain high mining standards, employing the latest technologies and techniques to minimize the risk of accident.

AGRIUM ANNUAL REPORT 2006	75

Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
•	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices.

•	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns.

•	We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales.
Climate Change
Canada’s federal government introduced the “Clean Air Act” in the fall of 2006. This piece of legislation intends to regulate a multitude of air pollutants, including emissions contributing to climate change. The impact of this shift in policy is yet to be determined, but ammonia is one of the relevant items listed in the legislation to be further regulated. Agrium is working with the government on its own and through its industry association to identify a sustainable way to reduce emissions at our plants and in growers’ fields.
The fertilizer industry is identified as a “large final emitter” by Canada’s regulators, and as such, many of Agrium’s Canadian production facilities will be subject to regulated reductions in greenhouse gas emissions. The magnitude and time frame, and thereby the additional regulatory burden and compliance costs incurred, are still to be determined. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.
Mitigating factors and strategies:
•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce all emissions.

•	We have taken, and will continue to take a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.

76	AGRIUM ANNUAL REPORT 2006

Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
•	We develop detailed forecasts of product movement needs for each facility and mode of transport.

•	We develop a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium term, and continue to work with industry associations to address these issues.

•	We continually develop and maintain mutually beneficial long-term relationships with major carriers.

•	Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options.

•	We maintain multiple supply points through our extensive distribution network.
Country Risk
We have significant operations in Canada and the U.S. We also operate wholesale and retail operations in Argentina and expect to further expand international operations. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks.
Mitigating factors and strategies:
•	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate.

•	We hire personnel located in the foreign country or who have operating experience in the foreign country.

•	We obtain non-recourse project financing with consortiums of international banks where appropriate.

•	We maintain excess cash related to international operations in U.S. dollars to the extent practicable.

•	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.

AGRIUM ANNUAL REPORT 2006	77

Foreign Exchange
A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses, mainly in Canadian dollars. The major impact would be to our Canadian Potash and Phosphate operations, on a per unit cost of goods sold basis, as well as corporate overhead costs.
Mitigating factors and strategies:
•	Exposure to currency fluctuations is partially managed through our currency hedging programs.
Human Resources
The tight labor market across many areas in which we operate and the associated risk of losing key individuals from the company is a risk to the business.
Mitigating factors and strategies:
•	We have a structured annual Succession Planning process focused on actively accelerating the development of leaders through targeted developmental opportunities.

•	We conduct a continuous review and analysis of our Total Compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent.

•	We maintain a focused approach to recruiting, developing and retaining key employees, which will be supported by a formalized Talent Acquisition model currently under development.
Integration of Acquisitions and Expansions
There is a risk associated with any new acquisition that the new business is not integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment.
Mitigating factors and strategies:
•	We have developed a detailed and systematic project review system to analyze the rewards/risks of all significant investment projects, including acquisitions and expansions. Each investment project must pass a “gate” process where it is reviewed by an investment strategy committee to ensure it passes key criteria such as strategic fit, economic return or our hurdle rate and various competitive and risk factors.

•	As part of this process, we assign specific areas of responsibility to key personnel at Agrium with experience in those areas who are then held accountable for results.

•	We conduct extensive due diligence reviews and financial modeling analyses.

•	We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.

78	AGRIUM ANNUAL REPORT 2006

Legislative Tax
Tax risk includes potential changes to tax laws, or in interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.
Mitigating factors and strategies:
•	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants.

•	We have centralized responsibility over the tax function in all the jurisdictions in which we operate.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
•	We have established credit procedures that include rigorous assessment of a counterparty’s credit-worthiness and adherence to credit limits.

•	For derivative hedging contracts, we have established counterparty trading limits and netting agreements.

•	In our Retail segment, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.
Environment, Health & Safety (EH&S)
Agrium faces environmental, health, safety and security risks typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas. In 2006, Agrium’s long-standing risk profile changed with the acquisition of three new businesses that included new markets and advance planning associated with prospective overseas expansions.
One additional risk associated with the Royster-Clark acquisition is that some of these retail centers continue to carry agriculture grade ammonium nitrate, which our Wholesale and Retail announced in 2006 that we would no longer produce or carry.

AGRIUM ANNUAL REPORT 2006	79

Mitigating factors and strategies:
•	We limit the number of farm centers offering ammonium nitrate to less than fifteen, developing a detailed Retail security plan for remaining locations and ensuring that virtually all product is sold as a blend with other fertilizer products and that we blend and apply the product for the grower as much as possible. Our long-term goal is to phase out carrying ammonium nitrate entirely.

•	We ensure strong board, executive and plant management leadership, engagement and participation on EH&S matters.

•	Highly skilled EH&S personnel are at all levels of the organization.

•	An increasingly well-defined set of EH&S Key Performance Indicators, annual goals and systems is cascaded from the Chief Executive Officer throughout the organization.

•	Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices,” other risk management strategies and new regulations are known, understood and met in a timely fashion.

•	A three-tier system for compliance assurance provides the appropriate levels of management (corporate, business unit, local) with more frequent assessment of their risk reduction opportunities.

•	Annually, we review our EH&S Policy for relevancy and modify it as necessary.

•	We regularly evaluate and redefine the roles of business unit and corporate EH&S personnel.

•	We drive responsibility for compliance assurance deeper into the organization, increasing the frequency at which systemic, regulatory and business risk control measures are evaluated and improved for optimal results.
Controls & Procedures
Agrium maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

80	AGRIUM ANNUAL REPORT 2006

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. We excluded from our assessment the internal control over financial reporting at our Royster-Clark business, which was acquired effective February 9, 2006 and whose financial statements reflect total assets of eight percent, net sales of 22 percent and a loss of four percent before interest expense and income taxes of our consolidated total assets, net sales and income as of and for the fiscal year ended December 31, 2006. Based on this evaluation, management concluded that as of December 31, 2006, the Company did maintain effective internal control over financial reporting.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2006 Annual Report to Shareholders.
There have been no changes in Agrium’s internal control over financial reporting during both 2006 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

AGRIUM ANNUAL REPORT 2006	81

Management report
FINANCIAL REPORTING
To the Shareholders and Board of Directors of Agrium Inc.
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.
The Audit Committee of the Board of Directors, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. We excluded from our assessment the internal control over financial reporting at our Royster-Clark business, which was acquired effective February 9, 2006 and whose financial statements reflect total assets, net sales and earnings before interest expense and income taxes constituting eight percent, 22 percent and a loss of four percent of our consolidated total assets, net sales and earnings before interest expense and income taxes, respectively, as of and for the fiscal year ended December 31, 2006. Based on this evaluation, management concluded that as of December 31, 2006, the Corporation did maintain effective internal control over financial reporting.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2006 annual report to shareholders.

Michael M. Wilson	Bruce G. Waterman
President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer
Calgary, Canada
February 21, 2007

AGRIUM ANNUAL REPORT 2006	83

Report of independent registered public accounting firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the accompanying consolidated balance sheets of Agrium Inc. (“the Corporation”) and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.
Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Chartered Accountants
Calgary, Canada
February 21, 2007
Report of independent registered public accounting firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited management’s assessment, included in the accompanying Management Report, that Agrium Inc. (“the Corporation”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

84	AGRIUM ANNUAL REPORT 2006

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by COSO.
Agrium Inc. acquired Royster-Clark during 2006, and management excluded from its assessment of the effectiveness of Agrium Inc’s internal control over financial reporting as of December 31, 2006 Royster-Clark’s internal control over financial reporting associated with eight percent of total assets, 22 percent of net sales and a loss of four percent of earnings before interest expense and income taxes, included in the consolidated financial statements of Agrium Inc. and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Agrium Inc. also excluded an evaluation of the internal control over financial reporting of Royster-Clark.
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 21, 2007 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Canada
February 21, 2007

AGRIUM ANNUAL REPORT 2006	85

Consolidated statements of operations and retained earnings

Years ended December 31	2006	2005	2004

(millions of U.S. dollars, except per share amounts)

Sales	4,373	3,491	3,001

Direct Freight	180	197	163

Net sales	4,193	3,294	2,838

Cost of product	3,237	2,256	1,933

Gross profit	956	1,038	905

Expenses (income)

Selling	390	254	237

General and administrative	96	79	63

Depreciation and amortization	169	146	156

Asset impairment (note 9)	136	–	–

Kenai award and settlement (note 3)	–	–	(86)

Royalties and other taxes	20	45	29

Other expenses (note 4)	73	14	39

Earnings before interest expense and income taxes	72	500	467

Interest on long-term debt	47	47	65

Other interest	16	2	4

Earnings before income taxes	9	451	398

Current income taxes	78	113	99

Future income taxes (recovery)	(102)	55	33

Income taxes (note 5)	(24)	168	132

Net earnings	33	283	266

Retained earnings – beginning of year	584	392	140

Common share dividends declared	(15)	(14)	(14)

Common share repurchases (note 19)	–	(77)	–

Retained earnings – end of year	602	584	392

Earnings per share (note 6)

Basic	0.25	2.14	2.03

Diluted	0.25	2.12	1.91
See accompanying notes.

86	AGRIUM ANNUAL REPORT 2006

Consolidated statements of cash flows

Years ended December 31	2006	2005	2004

(millions of U.S. dollars, except per share amounts)

Operating

Net earnings	33	283	266

Items not affecting cash

Depreciation and amortization	169	146	156

Asset impairment (note 9)	136	–	–

Kenai award and settlement (note 3)	–	–	(36)

Proceeds on settlement (note 3)	–	–	25

Gain on disposal of assets and investments	(14)	(4)	(6)

Future income taxes (recovery) (note 5)	(102)	55	33

Foreign exchange	6	(6)	(5)

Net changes in non-cash working capital (net of changes from acquisitions)

Accounts receivable	(63)	(29)	(52)

Inventories	180	(76)	(83)

Prepaid expenses	(32)	(35)	4

Accounts payable and accrued liabilities	(118)	107	69

Income and other taxes payable	(29)	(18)	54

Other operating	(12)	27	15

Cash provided by operating activities	154	450	440

Investing

Acquisitions, net of cash acquired (note 2)	(651)	(10)	–

Capital expenditures	(209)	(175)	(82)

Decrease (increase) in other assets	37	(22)	(14)

Proceeds from disposal of assets and investments	93	13	10

Other	(5)	(18)	7

Cash used in investing activities	(735)	(212)	(79)

Financing

Common shares issued (note 19)	33	50	12

Common share repurchases (note 19)	–	(98)	–

Bank indebtedness issued	212	–	–

Long-term debt issued (note 15)	296	–	–

Long-term debt repayment	(137)	(126)	(134)

Common share dividends paid	(14)	(14)	(14)

Preferred security repayment	–	(175)	–

Cash provided by (used in) financing activities	390	(363)	(136)

(Decrease) increase in cash and cash equivalents	(191)	(125)	225

Cash and cash equivalents – beginning of year	300	425	200

Cash and cash equivalents – end of year	109	300	425

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure

Interest paid	61	49	74

Income taxes paid	97	132	42

See accompanying notes.

AGRIUM ANNUAL REPORT 2006	87

Consolidated balance sheets

As at December 31	2006	2005

(millions of U.S. dollars)

ASSETS

Current assets

Cash and cash equivalents	109	300

Accounts receivable (note 7)	566	443

Inventories (note 8)	747	533

Prepaid expenses and deposits	137	91

	1,559	1,367

Property, plant and equipment (note 9)	1,332	1,285

Intangibles (note 10)	75	–

Goodwill (note 11)	174	8

Other assets (note 12)	103	103

Future income tax assets (note 5)	22	22

	3,265	2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness (note 13)	227	5

Accounts payable and accrued liabilities (note 14)	732	579

Current portion of long-term debt (note 15)	1	30

	960	614

Long-term debt (note 15)	669	442

Other liabilities (note 16)	272	277

Future income tax liabilities (note 5)	131	272

	2,032	1,605

Commitments, guarantees, and contingencies (notes 21, 22, and 23 respectively)

Shareholders’ equity

Share capital (note 19)

Authorized: unlimited common shares

Issued and outstanding: 2006 – 133 million (2005 – 131 million)	617	583

Contributed surplus	5	3

Retained earnings	602	584

Cumulative translation adjustment	9	10

	1,233	1,180

	3,265	2,785

See accompanying notes.

Approved on behalf of the Board:

Michael M. Wilson	Harry G. Schaefer
Director	Director

88	AGRIUM ANNUAL REPORT 2006

  Notes to the Consolidated Financial Statements
     (amounts in millions of U.S. dollars unless otherwise states)
1.	ACCOUNTING POLICIES
Principles of consolidation and preparation of financial statements
These consolidated financial statements of Agrium Inc. (the Corporation or Agrium) are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles are different in some respects from accounting principles generally accepted in the United States (U.S. GAAP) and the significant differences are described in note 28. Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.
The preparation of financial statements under Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Estimates are used when accounting for items such as estimated useful lives of long-lived assets, asset retirement obligations, environmental costs, asset impairment, allocation of acquisition purchase prices, and employee future benefits.
Cash and cash equivalents
Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.
Inventories
Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s produced products, work in process and products purchased for resale. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.
Retail inventories, consisting primarily of fertilizer, seed and chemicals, are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value, and include the cost of delivery to move the product to the respective farm centre.
Advanced Technologies inventories are recorded at the lower of standard cost, which approximates the first-in, first-out basis, and net realizable value.
Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements and betterments. Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.

AGRIUM ANNUAL REPORT 2006	89

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Intangible assets
Intangible assets with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets, ranging from two to 19 years. Intangible assets with indefinite lives are not amortized.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the business combination. Goodwill is not amortized. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, then any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed.
Impairment of long-lived assets
Management reviews long-lived assets to determine if events or changes in circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. The review is performed annually for goodwill and intangible assets with indefinite lives, or more frequently if events or changes in circumstances indicate impairment. Other long-lived assets are subject to review whenever events or circumstances indicate that carrying value may not be recoverable. If impairment has occurred, the excess of carrying value over fair value is expensed. Where the estimated useful life changes, depreciation or amortization is adjusted prospectively.
Other assets
Other assets include value-added tax, long-term receivables, deferred costs, non-qualifying derivative contracts and investments in associated companies. Value-added tax assets relate to South America operations and are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.
Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the voting interest, are accounted for using the equity method. The Corporation’s share of earnings is included in other income (expense). Investments where the Corporation does not exercise significant influence are accounted for using the cost method.
Employee future benefits
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States. The plans are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.
The Corporation has additional non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.

90	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.
Environmental remediation
Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.
Asset retirement obligations
The Corporation recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Corporation’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s estimated useful life.
Future income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer. Revenue is net of transportation costs incurred to move the product to the customer’s location.
Stock-based compensation
The Corporation has four stock-based compensation plans, which are described in note 20. The Corporation accounts for plans that settle through the issuance of equity using the fair value based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.

AGRIUM ANNUAL REPORT 2006	91

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
Derivative financial instruments
Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.
These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedging instrument.
Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on at least a quarterly basis, the effectiveness of hedge relationships.
Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including deferred gains and losses on derivative contracts previously qualifying for hedge accounting, are recognized when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting, recognizes the derivative contract on the consolidated balance sheet at fair value and any subsequent changes in the fair value of the derivative contract are recognized in other expenses when those changes occur. If a hedged anticipated transaction is no longer probable to occur, the fair value of the derivative contract or the deferred gain or loss on a derivative contract that was previously settled, de-designated or ceased to be effective is recognized in other expense in the current period.
Derivative contracts that do not qualify as hedges are recorded at fair value in the consolidated balance sheet. Any changes in the fair value of the derivative contracts are recorded in other expenses when those changes occur.
Foreign currency translation
The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the consolidated statements of operations and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is recorded in the cumulative translation adjustment account in shareholders’ equity.
The change in the cumulative translation adjustment of $1-million (2005 – $9-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.

92	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
The Corporation’s South America operations are considered integrated and are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the consolidated statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is recorded in the consolidated statement of operations in other expense.
Recent accounting pronouncements
Financial instruments, hedging relationships and other comprehensive income
New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments, disclosure of comprehensive income, and hedge accounting. The Corporation will apply these standards beginning on January 1, 2007, resulting in the recognition of other comprehensive income, and the inclusion of accumulated other comprehensive income as a component of shareholders’ equity. The Corporation does not expect that the adoption of these standards will result in a material impact on the consolidated financial statements.
2.	BUSINESS ACQUISITIONS

Fair value of net assets acquired	Nu-Gro	Royster-Clark	Pursell	Total
Working capital	24	144	6	174

Property, plant and equipment	23	178	18	219

Future income taxes and other long-term assets	–	70	–	70

Intangibles	21	7	49	77

Goodwill (a)	27	121	18	166

Future income taxes and other long-term liabilities	(9)	(11)	–	(20)

Long-term debt	–	(35)	–	(35)

Total consideration	86	474	91	651

(a)	Goodwill acquired in the Nu-Gro and Royster-Clark acquisitions is not expected to be deductible for tax purposes.
Nu-Gro
During the first quarter of 2006, the Corporation acquired 100 percent of the Nu-Gro controlled-release fertilizer and professional products businesses. Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment.
Royster-Clark
During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). During the second and third quarters of 2006, the Corporation acquired and cancelled all of the outstanding long-term debt of Royster-Clark for cash consideration of $35-million. Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations allocated between the Wholesale and Retail segments. During the second quarter of 2006, the Corporation completed the sale of the East Dubuque, Illinois nitrogen production facility, acquired as part of the Royster-Clark acquisition, for $50-million plus $20-million of related working capital. The Corporation has entered into a 10-year agreement as a distributor of products manufactured at the facility.

AGRIUM ANNUAL REPORT 2006	93

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Pursell Technologies
During the third quarter of 2006, the Corporation acquired 100 percent of certain net assets and technologies of Pursell Technologies (“Pursell”). The assets and technologies are primarily used in the production and sale of controlled-release fertilizer products. Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations in the Advanced Technologies segment. The allocation of fair value to the Pursell Technologies net assets acquired is preliminary and may be subject to change as additional valuation information about fair value of property, plant and equipment acquired becomes available.
3.	KENAI AWARD AND SETTLEMENT
The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004
Arbitration award	50

Settlement of legal claims	36

86
Arbitration award
During 2004, an Arbitration Panel awarded the Corporation total liquidated damages of $50-million with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility.
Settlement of legal claims
During 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility to October 31, 2005. During 2005 and 2006, the Corporation concluded gas supply contract negotiations with producers that resulted in gas supply agreements to October 31, 2007.
The net gain of $36-million recorded in 2004 was comprised of the following:

2004
Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

94	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
4.	OTHER EXPENSES

	2006	2005	2004
Interest income	(16)	(22)	(16)

Stock-based compensation	30	13	4

Environmental remediation and accretion of asset retirement obligation	12	9	14

Redemption premiums and write-off of deferred charges on settlement of debt	3	14	–

Realized and unrealized loss (gain) on derivative contracts	35	21	(3)

Foreign exchange loss (gain)	3	(5)	(6)

Kenai, Alaska nitrogen facility earn-out	–	–	28

Litigation and contract settlements	–	(25)	(7)

Other	6	9	25

	73	14	39
5.	INCOME TAXES
The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2006	2005	2004
Earnings (loss) before income taxes

Canadian	(168)	140	118

Foreign	177	311	280

	9	451	398

Statutory rate (%)	38	41	41

Income taxes at statutory rates	4	183	165

Recognition of previously unrecognized tax assets	(4)	(4)	(20)

Differences in foreign tax rates	(24)	(19)	(20)

Canadian tax rate adjustment	(18)	–	–

Manufacturing and processing allowance	14	(3)	(8)

Other	4	11	15

Income taxes	(24)	168	132

Current

Canadian	79	15	7

Foreign	(1)	98	92

	78	113	99

Future

Canadian	(148)	42	47

Foreign	46	13	(14)

	(102)	55	33

	(24)	168	132

AGRIUM ANNUAL REPORT 2006	95

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The significant components of future income tax liabilities and assets at December 31 are as follows:

	2006	2005
Future income tax liabilities

Depreciation and amortization	172	194

Deferred income	24	106

Other	68	65

Total future income tax liabilities	264	365

Future income tax assets

Loss carry forwards expiring through 2026	46	12

Asset retirement obligations and environmental liabilities	64	59

Receivables, inventories and accrued liabilities	40	22

Employee future benefits	20	17

Other	5	13

Future income tax assets before valuation allowance	175	123

Valuation allowance	(20)	(8)

Total future income tax assets, net of valuation allowance	155	115

Net future income tax liabilities	109	250

Future income tax assets	(22)	(22)

Future income tax liabilities	131	272

Net future income tax liabilities	109	250

96	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
6.	EARNINGS PER SHARE
The following table summarizes the computation of net earnings per share:

	2006	2005	2004
Numerator

Net earnings	33	283	266

Numerator for basic earnings per share	33	283	266

Preferred securities charges (a)	–	–	10

Numerator for diluted earnings per share	33	283	276

Denominator

Weighted-average number of shares outstanding for basic earnings per share	132	132	131

Dilutive instruments

Stock options (a) (b)	1	1	1

Preferred securities converted to common shares

$175-million, eight percent (a) (c)	–	–	12

Weighted-average number of shares outstanding for diluted earnings per share	133	133	144

Basic earnings per share	0.25	2.14	2.03

Diluted earnings per share	0.25	2.12	1.91

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

(b)	Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2006, there were two million dilutive stock options (December 31, 2005 – five million; December 31, 2004 – eight million).

(c)	This series of preferred securities was redeemed for cash by the Corporation on February 14, 2005. At December 31, 2004, there were seven million dilutive preferred securities.

AGRIUM ANNUAL REPORT 2006	97

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
7.	ACCOUNTS RECEIVABLE

	2006	2005
Trade accounts	534	391

Allowance for doubtful accounts	(17)	(12)

Rebates and other non-trade accounts	35	33

Derivative contracts	14	31

	566	443
On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $200-million (2005 – $125-million). The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.
Servicing of the receivables sold is performed by a subsidiary of the Corporation, which charges a fee of two percent of the pool balances. At December 31, 2006 the accounts receivable balances sold were $108-million (nil at December 31, 2005).
8.	INVENTORIES

	2006	2005
Retail

Fertilizers	170	103

Chemicals	167	100

Other	37	17

	374	220

Wholesale

Fertilizers	219	217

Operating supplies	78	71

Raw materials	35	25

	332	313

Advanced Technologies

Controlled-release products	29	–

Other	12	–

	41	–

	747	533

98	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
9.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Land	51	–	51	29	–	29

Building and improvements	443	221	222	355	196	159

Machinery and equipment	2,178	1,289	889	2,230	1,298	932

Other	213	43	170	205	40	165

	2,885	1,553	1,332	2,819	1,534	1,285
At December 31, 2006, Other included $46-million (2005 – $134-million) of assets under construction that were not being depreciated.
During the fourth quarter of 2006, following a drilling program and reevaluation of ore reserve life, the Corporation conducted an impairment test to determine the recoverability of its Kapuskasing phosphate mine and associated Redwater phosphate facility assets. Fair value of the assets was estimated using discounted expected future cash flows from the use and disposition of the assets. As a result, the Corporation recorded an impairment charge of $136-million ($95-million net of tax), being the excess of the carrying value of the assets over their estimated fair value.
10.	INTANGIBLES

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Trade names (a)	25	–	25	–	–	–

Customer relationships	27	1	26	–	–	–

Technology	23	1	22	–	–	–

Other	2	–	2	–	–	–

	77	2	75	–	–	–

(a)	The Corporation has determined that trade names have indefinite lives for accounting purposes and accordingly are not amortized.

AGRIUM ANNUAL REPORT 2006	99

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
11.	GOODWILL

		Advanced
	Retail	Technologies	Total
Balance, beginning of year	8	–	8

Acquired during the year	121	45	166

Balance, end of year	129	45	174
12.	OTHER ASSETS

	2006	2005

South America value-added tax and other costs	12	14

Long-term receivables	21	5

Long-term investments	37	29

Long-term derivative contracts	10	23

Turnaround costs	2	12

Employee future benefits (note 18)	5	5

Other	16	15

	103	103
13.	BANK INDEBTEDNESS
During April 2006, the Corporation increased its three-year syndicated revolving unsecured credit facility to $600-million from $450-million. Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $400-million and $200-million, respectively. Interest rates, at the election of the borrower, are at Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin, or bankers’ acceptance rate plus a variable margin.
The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.
Profertil S.A.
Profertil has two separate credit facilities that consist of a $15-million three-year, unsecured credit facility and a $25-million five-year, revolving pre-export financing credit facility. Profertil may borrow at the prevailing interest rates, based on LIBOR plus a fixed margin to fund working capital requirements. The credit facilities require that Profertil maintain certain financial ratios and other covenants.

100	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005

Trade	409	195

Non-trade	54	48

Accrued liabilities	225	246

Income and other taxes	10	36

Accrued interest	14	11

Dividends	7	7

Derivative contracts	10	33

Pensions and other post-retirement benefits (note 18)	3	3

	732	579
15.	LONG-TERM DEBT

	2006	2005

Recourse debt

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a)	–	30

7.06% senior notes due December 29, 2005 to 2010 (a)	–	71

7.125% debentures due May 23, 2036 (b) (c)	300	–

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Other (d)	20	21

	670	472

Principal repayments due within one year	1	30

	669	442

(a)	On June 19, 2006, the notes were redeemed from proceeds on issuance of the 7.125% debentures.

(b)	On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25-month period. Terms of any debentures offered are determined by market conditions at the date of issue. On May 24, 2006, the Corporation completed a $300-million offering for net proceeds of $296-million.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d)	Includes a capital lease of $16-million with an annual payment of $2-million, relating to land and building with a carrying value of $12-million.

AGRIUM ANNUAL REPORT 2006	101

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
16.	OTHER LIABILITIES

	2006	2005

Asset retirement obligations (note 17)	71	60

Environmental remediation and shutdown costs	117	145

Employee future benefits (note 18)

Pensions	12	8

Other post-retirement benefits	41	37

Derivative contracts	9	16

Other	22	11

	272	277
17.	ASSET RETIREMENT OBLIGATIONS
The Corporation’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.
A reconciliation between the opening and closing asset retirement obligations balance is provided below:

	2006	2005

Balance, beginning of year	60	52

Foreign exchange translation	–	1

Additions	8	3

Settlements	(2)	–

Accretion, included in other expenses	5	4

Balance, end of year	71	60
The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $597-million (2005 – $576-million), which will be settled between 2007 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.

102	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
18.	EMPLOYEE FUTURE BENEFITS
The Corporation’s disclosures for employee future benefits for the year ended December 31, 2006 are measured with information from September 30, 2006.
Obligations and assets
The change in accrued benefit obligations and change in plan assets for the defined benefit pensions and post-retirement benefit plans are as follows:

	Defined Benefit			Post-retirement
	Pension Plans			Benefit Plans
	2006	2005	2004	2006	2005	2004
Change in accrued benefit obligations

Balance, beginning of year	177	145	127	44	48	40

Liabilities associated with acquisitions (a)	4	–	–	–	–	–

Foreign exchange on Canadian obligations	–	2	5	–	–	1

Interest cost	10	9	9	3	2	3

Service cost	7	5	6	3	2	3

Actuarial (gain) loss	(11)	23	5	32	6	4

Amendments	4	–	–	–	(12)	–

Transfer from other plans	1	–	–	1	–	–

Medicare	–	–	–	–	–	(2)

Benefits paid	(8)	(7)	(7)	(1)	(2)	(1)

Balance, end of year	184	177	145	82	44	48

Change in plan assets

Fair value, beginning of year	126	106	88	–	–	–

Assets associated with acquisitions (a)	3	–	–	–	–	–

Foreign exchange on Canadian assets	–	2	4	–	–	–

Actual return on plan assets	10	12	10	–	–	–

Employer contributions	9	13	11	–	–	–

Benefits paid	(8)	(7)	(7)	–	–	–

Fair value, end of year	140	126	106	–	–	–

Unfunded status	44	51	39	82	44	48

Unrecognized net loss	(31)	(46)	(28)	(48)	(17)	(11)

Unrecognized prior service cost	(5)	–	–	9	11	(1)

Accrued employee future benefit liability	8	5	11	43	38	36

Amounts recognized in the consolidated balance sheets consist of:

Other assets: Prepaid employee future benefits (note 12)	(5)	(5)	(3)	–	–	–

Current liabilities – pensions (note 14)	1	2	2	2	1	1

Other liabilities – pensions (note 16)	12	8	12	41	37	35

	8	5	11	43	38	36

(a)	Liabilities and assets associated with acquisitions relate to the Corporation’s acquisition of Royster-Clark Ltd.

AGRIUM ANNUAL REPORT 2006	103

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The accumulated benefit obligation at September 30, 2006, is $162-million (2005 – $150-million; 2004 – $124-million). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for 2007 is $7-million.
Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans	Total
Expected benefit payments

2007	8	2	10

2008	8	2	10

2009	8	2	10

2010	8	2	10

2011	10	2	12

2012 through 2016	55	17	72
Expense
The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2006	2005	2004

Defined benefit pension plans

Service cost for benefits earned during the year	7	5	6

Interest cost on accrued benefit obligations	10	9	9

Expected return on plan assets	(9)	(8)	(7)

Net amortization and deferral	3	1	2

Net expense	11	7	10

Post-retirement benefit plans

Service cost for benefits earned during the year	3	3	4

Interest cost on accrued benefit obligations	3	2	3

Net expense	6	5	7

Defined contribution pension plans	14	11	11

Total expense	31	23	28

104	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Assumptions
Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits			Future Benefits
	Obligation			Expense
(percent)	2006	2005	2004	2006	2005	2004
Defined benefit pension plans

Discount rate	5	5	6	5	6	6

Long-term rate of return on assets	n/a	n/a	n/a	7	8	8

Rate of increase in compensation levels	4	4	4	4	4	4

Post-retirement benefit plans

Discount rate	5	5	6	5	6	6

Health care cost trend rate	9	11	12	11	12	12
The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.
A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease
Effect on accumulated post-retirement benefit obligation as of September 30, 2006	15	(11)

Effect on total of service and interest cost	1	(1)
Asset allocation and investment strategy
Defined benefit pension plan asset allocation at September 30, 2006 and 2005, and target allocation for 2007 are as follows:

	Target Allocation	Plan Assets
(percent)
Asset categories	2007	2006	2005

Equity securities (a)	50 - 74	67	65

Debt securities	26 - 50	30	28

Cash and other	0 - 10	3	7

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.

AGRIUM ANNUAL REPORT 2006	105

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2004. The next required valuation date for funding purposes is December 31, 2007.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2006, and the next required valuation is January 1, 2007.
19.	SHARE CAPITAL

	2006		2005		2004
	Number		Number		Number
	of Shares		of Shares		of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount
Common shares

Issued and outstanding, beginning of year	131	583	132	553	127	490

Issued on preferred securities redemption (a)	–	–	–	–	4	50

Issued on exercise of stock options	2	33	4	50	1	13

Stock based compensation	–	1	–	1	–	–

Shares repurchased (b)	–	–	(5)	(21)	–	–

Issued and outstanding, end of year	133	617	131	583	132	553

(a)	In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional four million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

(b)	On April 28, 2005, the Board of Directors of the Corporation authorized a share repurchase program of up to 13 million common shares (approximately 10 percent of the Corporation’s issued and outstanding common shares) through a normal course issuer bid. The program provided for repurchase of shares from time to time on the open market through to May 2, 2006 at prevailing market prices. Effective October 12, 2005 the share repurchase program was suspended.

During the twelve months ended December 31, 2005, the Corporation repurchased for cancellation a total of five million common shares under the program at a net cost of $98-million at an average price per share of $20.82, resulting in a reduction of share capital of $21-million and a reduction of retained earnings of $77-million.

106	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
20.	STOCK-BASED COMPENSATION
The Corporation offers the following plans as part of compensation for services rendered.
Stock options
The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2006, there were four million common shares (2005 - six million; 2004 - nine million) reserved to be issued upon the exercise of outstanding options (which have been granted by the Board of Directors but not yet exercised) together with an additional 0.7 million common shares (2005 - 1.1 million; 2004 - 0.7 million) that remain available for issuance for further options granted by the Board of Directors. Options vest and become exercisable over a four-year period commencing one year after the grant date, and are for a term of ten years.
The Corporation began prospectively expensing the fair value of equity-settled options granted after January 1, 2003 over their vesting period. In 2006, the Corporation recognized a total compensation expense of $2-million (2005 – $2-million; 2004 –
$1-million) in connection with equity-settled options.
Tandem Stock Appreciation Rights (Tandem SARs)
Effective January 1, 2004, the stock option plan was amended to permit the attachment of Stock Appreciation Rights (SARs) to all future grants of options. Option holders who are granted options with tandem SARs attached have the right to surrender vested options for Stock Appreciation Rights (SARs). The election of a SAR entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the dollar exercise price of the tandem SAR. The Corporation expects the majority of option holders will elect to exercise their tandem SARs as SARs, surrender their options and therefore receive settlement in cash.
In 2006, the Corporation recognized total compensation expense of $8-million (2005 – $3-million; 2004 – $1-million) in connection with options that have tandem SARs attached.
Stock option and tandem SARs transactions for the respective years were as follows:

	2006		2005		2004
	Options	Weighted-	Options	Weighted-	Options	Weighted-
	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise	Outstanding	Avg. Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)
Outstanding, beginning of year	6	17.26	8	16.62	9	16.31

Granted	1	28.06	2	19.99	–	21.39

Exercised	(3)	17.21	(4)	16.79	(1)	13.96

Cancelled	–	19.74	–	18.32	–	17.77

Outstanding, end of year	4	18.85	6	17.26	8	16.62

Exercisable, end of year	3	16.69	4	16.72	7	16.68

AGRIUM ANNUAL REPORT 2006	107

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings and net earnings per share had the fair value of options been expensed, as follows:

	2006		2005		2004
	As		As		As
	Reported	Pro Forma	Reported	Pro Forma	Reported	Pro Forma
Net earnings	33	32	283	281	266	262

Earnings per common share

Basic	0.25	0.24	2.14	2.13	2.03	2.00

Diluted	0.25	0.24	2.12	2.10	1.91	1.89
The fair values of all equity settled options have been estimated using a Black-Scholes option pricing model and based on the following assumptions:

	2006	2005	2004
Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	32

Risk-free interest rate (%)	4	4	4

Expected life of the options (years)	7	7	7
The weighted-average fair value price per share of options granted in the years indicated was as follows: 2006 – nil; 2005 – C$7.23; and 2004 – C$7.49.
The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2006:

Options Outstanding			Options Exercisable
	Number	Weighted-Avg.		Number
Range of	Outstanding	Remaining	Weighted-Avg.	Exercisable	Weighted-Avg.
Exercise Prices	at Year End	Contractual Life	Exercise Price	at Year End	Exercise Price
(C$)	(millions)	(years)	(C$)	(millions)	(C$)
Less than 11.86	–	3	11.78	–	11.78

11.86 to 15.85	1	5	14.90	1	14.75

15.86 to 20.15	2	6	18.10	1	17.16

20.16 to 28.46	1	7	23.86	1	20.58

	4	6	18.85	3	16.69

108	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Stock Appreciation Rights (SARs)
Effective January 1, 2004 the Corporation adopted a program whereby certain employees outside Canada are granted stand-alone SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.
In 2006, the Corporation recognized total compensation expense of $1-million (2005 – $1-million; 2004 – $1-million) in connection with SARs.
Performance Share Unit Plan (PSUs)
Effective October 2003, a PSU Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the NYSE. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.
PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted, dependent on the total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.
In 2006, the Corporation recognized compensation expense of $16-million (2005 – $7-million; 2004 – $2-million) in connection with PSUs.
Director’s Deferred Share Unit Plans (DSUs)
The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.
The Corporation has a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.
Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in other expenses in the period the change takes place.
In 2006, the Corporation recognized compensation expense of $3-million (2005 – $2-million; 2004 – less than $1-million) in connection with DSUs.

AGRIUM ANNUAL REPORT 2006	109

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
21.	COMMITMENTS

	2007	2008	2009	2010	2011
Cost of product

Operating lease commitments	57	33	26	18	11

Natural gas commitments – North America	630	–	–	–	–

Power, sulphuric acid and other payments	69	51	31	30	29

Profertil natural gas and other	40	43	45	47	49

	796	127	102	95	89

Other

Long-term debt and capital lease repayments (a)	51	51	51	51	171

Total	847	178	153	146	260

(a)	Includes interest payments.
The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement.
The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its Wholesale and Advanced Technologies facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility.
Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2006, adjusted for transportation differentials to each production facility.
The Corporation has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has four firm U.S. dollar denominated natural gas purchase contracts expiring in 2011, 2012 and 2017. Repsol-YPF, our joint venture partner in Profertil, supplies 50 percent of this gas under two of these contracts, expiring in 2011.

110	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
22.	GUARANTEES
In the normal course of business, the Corporation enters into agreements that provide indemnifications and guarantees to counterparties in transactions such as rail car leases and reseller arrangements. The maximum potential future payments for significant guarantees issued by the Corporation was approximately $84-million as at December 31, 2006. Should the Corporation be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.
23.	CONTINGENCIES
Environmental remediation
The Corporation expects contingent environmental liabilities to arise out of existing and discontinued operations. Such liabilities differ from asset retirement obligations and accrued environmental remediation liabilities in that the amount of the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.
The Corporation is investigating environmental claims filed in the second quarter of 2005 and in January 2007, against a subsidiary of the Corporation. At February 20, 2007, the potential exposure of these lawsuits is indeterminable.
Other
The Corporation’s export sales of potash are marketed through Canpotex. The Corporation is contractually obligated to reimburse the export association for its pro-rata share of any operating expenses or other liabilities incurred by Canpotex. There were no such operating losses or other liabilities in 2006, 2005 or 2004.
24.	FINANCIAL INSTRUMENTS
The Corporation’s financial instruments consist of natural gas and power derivative contracts, foreign exchange derivative contracts and other financial instruments including cash and cash equivalents, accounts receivable, substantially all current liabilities and long-term debt.
Derivative Contracts
Derivative contracts that qualify for hedge accounting or have been re-designated for purposes of hedge accounting are not recognized on the consolidated balance sheets. Derivative contracts that do not qualify for hedge accounting are recognized on the consolidated balance sheets. The fair values of the derivatives are the estimated amount that the Corporation would receive (pay) to terminate the contracts.

AGRIUM ANNUAL REPORT 2006	111

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Natural gas and power derivative contracts
The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices. The Corporation also periodically enters heat rate swap contracts to protect future earnings and cash flows from adverse impacts of its exposure to the Alberta Power Pool.
Foreign exchange derivative contracts
The Corporation periodically enters into foreign currency options and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying Canadian dollar denominated operating costs. The Corporation also purchases foreign currency option and forward contracts to fix the exchange rates relating to the purchase of certain capital assets denominated in foreign currencies.
Fair value of derivative contracts

	2006		2005
		Notional		Notional
		Amount or		Amount or
	Fair Value	Quantity	Fair Value	Quantity
Gas – Non-qualifying swaps and options (a)	(2)	5 BCF	34	66 BCF

Gas – Qualifying swaps and options (b)	4	55 BCF	–	–

Power – Non-qualifying heat rate swap (a)	6	263 GWh	(1)	131 GWh

Foreign exchange – Qualifying forward contracts and options (c)	–	C$107	1	C$105

	8		34

(a)	Non-qualifying natural gas derivative contracts

Non-qualifying natural gas and power derivative contracts are those contracts that do not qualify for hedge accounting but still provide an economic hedge of the Corporation’s exposure to natural gas and power costs. During 2006, other expenses included net realized and unrealized losses of $45-million (2005 – $40 million; 2004 – $3-million) related to non-qualifying natural gas derivative contracts and realized and unrealized gains of $10-million (2005 – nil; 2004 – $1-million) related to power derivative contracts. The fair value of the non-qualifying natural gas and power derivative contracts was recorded in the consolidated balance sheets.

(b)	Qualifying natural gas derivative contracts

The fair value of other natural gas derivative contracts outstanding at December 31, 2006 that qualified for hedge accounting was $4-million. Included in the fair value are $15-million in deferred gains remaining on the balance sheets resulting from the July 1, 2005 de-designation of derivative contracts. There were no natural gas hedges that qualified for hedge accounting treatment as at December 31, 2005. During 2006, $10-million (2005 – $16-million) of realized gains were allocated to inventory of which $2-million (2005 – $2-million) remains in inventory at December 31, 2006.

(c)	Qualifying foreign exchange derivative contracts

During 2006, net realized gains on foreign currency forward contracts of $8-million (2005 – $4-million; 2004 – $3-million) were recorded in the statement of operations. The fair value of the qualifying foreign exchange derivative contracts was not recorded in the consolidated balance sheets.

112	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Other Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.
The estimated fair value of the Corporation’s unsecured long-term debt at December 31, 2006 is $703-million (2005 – $507-million) versus a carrying value of $650-milion (2005 – $451-million). Fair value is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the Corporation for debt and securities of the same remaining maturities. These fair values are not recorded in the consolidated balance sheets.
Commodity Contracts
The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2006 are disclosed in note 21. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.
Counterparty Credit Risk
Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.
Retail serves large customer bases dispersed over wide geographic areas in the United States, Argentina and Chile. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.
Advanced Technologies mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market.
The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts with counterparties in accordance with established counterparty credit approval practices.

AGRIUM ANNUAL REPORT 2006	113

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
25.	SEGMENTATION
The Corporation adopted an operating and management structure consisting of a Corporate group and three strategic business units: Retail, Wholesale, and Advanced Technologies. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sale of the three primary nutrients: nitrogen, phosphate and potash. Advanced Technologies comprises the production and sale of controlled-release fertilizers and other professional products.
Corporate is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.
During the fourth quarter of 2006, the Corporation revised the composition and names of its reporting segments to correspond with the strategic business unit structure and internal reporting. Prior periods have been restated for comparative purposes. The Corporation previously reported Wholesale segment information separately for North America Wholesale and South America Wholesale. The newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with the Corporation’s existing controlled-release products, are included in the new Advanced Technologies segment.
In the fourth quarter of 2005 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods were restated for comparative purposes.
Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures are as follows:

				Advanced
2006		Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,975	2,126	92	–	4,193

	– inter-segment	–	143	9	(152)	–

Total net sales		1,975	2,269	101	(152)	4,193

Cost of product		1,480	1,834	82	(159)	3,237

Gross profit		495	435	19	7	956

Expenses

Selling		361	30	5	(6)	390

General and administrative		23	29	7	37	96

Depreciation and amortization		30	125	8	6	169

Asset impairment (note 9)		–	136	–	–	136

Royalties and other taxes		11	8	–	1	20

Other (income) expenses		(25)	16	–	82	73

Earnings (loss) before interest expense and income taxes		95	91	(1)	(113)	72

Net working capital		284	559	(29)	(215)	599

Property, plant and equipment		176	1,019	99	38	1,332

Total assets		1,104	2,911	511	(1,261)	3,265

Capital expenditures		22	164	1	22	209

114	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements

				Advanced
	2005	Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,242	2,052	–	–	3,294

	– inter-segment	–	144	–	(144)	–

	Total net sales	1,242	2,196	–	(144)	3,294

	Cost of product	895	1,501	–	(140)	2,256

	Gross profit	347	695	–	(4)	1,038

	Expenses

	Selling	239	20	–	(5)	254

	General and administrative	10	25	–	44	79

	Depreciation and amortization	17	122	–	7	146

	Royalties and other taxes	7	35	–	3	45

	Other expenses	(22)	1	–	35	14

	Earnings before interest expense and income taxes	96	492	–	(88)	500

	Net working capital	418	660	–	(322)	756

	Property, plant and equipment	85	1,175	–	25	1,285

	Total assets	753	2,739	–	(707)	2,785

	Capital expenditures	18	151	–	6	175

				Advanced
	2004	Retail	Wholesale	Technologies	Other	Total
Net sales	– external	1,114	1,724	–	–	2,838

	– inter-segment	–	122	–	(122)	–

	Total net sales	1,114	1,846	–	(122)	2,838

	Cost of product	798	1,257	–	(122)	1,933

	Gross profit	316	589	–	–	905

	Expenses

	Selling	222	18	–	(3)	237

	General and administrative	8	25	–	30	63

	Depreciation and amortization	18	131	–	7	156

	Kenai award and settlement (note 3)	–	(86)	–	–	(86)

	Royalties and other taxes	5	22	–	2	29

	Other (income) expenses	(18)	47	–	10	39

	Earnings (loss) before interest expense and income taxes	81	432	–	(46)	467

	Net working capital	359	29	–	396	784

	Property, plant and equipment	83	1,149	–	(1)	1,231

	Total assets	729	2,500	–	(568)	2,661

	Capital expenditures	14	65	–	3	82

AGRIUM ANNUAL REPORT 2006	115

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
Net sales and gross profit by business segment and product line:

	2006			2005			2004
	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit
Retail

Fertilizers	1,065	848	217	626	485	141	556	425	131

Chemicals	591	437	154	458	328	130	416	298	118

Other	319	195	124	158	82	76	142	75	67

	1,975	1,480	495	1,242	895	347	1,114	798	316

Wholesale

Nitrogen

Ammonia	440	387	53	613	471	142	407	288	119

Urea	681	484	197	732	459	273	626	401	225

Nitrate, sulphate and other	255	214	41	277	213	64	284	219	65

Total Nitrogen	1,376	1,085	291	1,622	1,143	479	1,317	908	409

Phosphate	298	271	27	319	260	59	315	241	74

Potash	213	115	98	255	98	157	214	108	106

Product purchased for resale	382	363	19	–	–	–	–	–	–

	2,269	1,834	435	2,196	1,501	695	1,846	1,257	589

Advanced Technologies

Controlled-release products	68	54	14	–	–	–	–	–	–

Other	33	28	5	–	–	–	–	–	–

	101	82	19	–	–	–	–	–	–

Other inter-segment eliminations	(152)	(159)	7	(144)	(140)	(4)	(122)	(122)	–

Total	4,193	3,237	956	3,294	2,256	1,038	2,838	1,933	905

116	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
Net sales by market destination and property, plant and equipment (PP&E) and goodwill by country:

	2006			2005			2004
	Net			Net			Net
	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill	Sales	PP&E	Goodwill
Canada	652	706	9	745	760	–	576	669	–

United States	2,954	400	165	1,846	293	8	1,687	324	8

Argentina	251	226	–	222	232	–	207	238	–

Other	336	–	–	481	–	–	368	–	–

	4,193	1,332	174	3,294	1,285	8	2,838	1,239	8
26.	PROFERTIL
The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil, a joint venture with Repsol-YPF S.A). This investment is recorded in the Wholesale operating segment. A contractual agreement between the Corporation and the joint venture partner establishes joint control over Profertil. Accordingly the Corporation’s interest is accounted for using the proportionate consolidation method.
A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

Balance Sheets	2006	2005
Assets

Cash and cash equivalents	10	23

Accounts receivable	18	13

Inventories and prepaid expenses	15	11

Property, plant and equipment	217	223

Other assets	–	1

	260	271

Liabilities

Bank indebtedness	7	–

Accounts payable and current portion of long-term debt	12	12

Income and other taxes	13	19

Other	3	3

Future income taxes	3	3

	38	37

Proportionate share of net assets of joint venture	222	234

AGRIUM ANNUAL REPORT 2006	117

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)

Statements of Operations	2006	2005	2004
Net sales	183	169	143

Cost of product	66	54	41

Gross profit	117	115	102

Selling	1	1	1

General and administrative	3	4	3

Depreciation	13	15	15

Other expenses and Argentine charges	1	11	–

Earnings before interest expense and income taxes	99	84	83

Interest expense	1	8	12

Income taxes	36	31	12

Proportionate share of net earnings of joint venture	62	45	59

Statements of Cash Flows	2006	2005	2004
Operating activities	60	85	82

Investing activities	(6)	(4)	(2)

Financing activities	(67)	(139)	(43)

Proportionate share of (decrease) increase in cash and cash equivalents of joint venture	(13)	(58)	37
Consolidated retained earnings of the Corporation include cumulative earnings from Profertil of $44-million for the year ended December 31, 2006 (2005 – $56-million).
Commitments presented in note 21 include the Corporation’s 50 percent share in the commitments of Profertil.
27.	RELATED PARTY TRANSACTIONS
The Corporation has an investment in Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2006 were $74-million (2005 – $97-million; 2004 – $71-million) at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2006 were $16-million (2005 – $17-million; 2004 – $11-million) and are settled on normal trade terms.

118	AGRIUM ANNUAL REPORT 2006

(amounts in millions of U.S. dollars unless otherwise stated)	Notes to the Consolidated Financial Statements
28. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings in each year would be adjusted as follows:

Consolidated Statements of Operations	2006	2005	2004
Net earnings based on Canadian GAAP	33	283	266

Adjustments

Derivative instruments and hedging activities, net of tax (a)	6	(9)	–

Other, net of tax	3	(4)	(3)

Net earnings based on U.S. GAAP	42	270	263

Earnings per common share based on U.S. GAAP

Basic net earnings per share	0.32	2.04	2.01

Diluted net earnings per share	0.32	2.03	1.89
U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.

Consolidated Statements of Comprehensive income	2006	2005	2004
Net earnings based on U.S. GAAP	42	270	263

Change in foreign currency translation adjustment (c)	(1)	9	38

Change in minimum pension liability adjustment, net of tax (b)	–	(3)	–

Change in unrealized (losses) gains on derivative instruments, net of tax (a)	(24)	27	3

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (a)	–	1	(1)

Comprehensive income based on U.S. GAAP	17	304	303

AGRIUM ANNUAL REPORT 2006	119

Notes to the Consolidated Financial Statements	(amounts in millions of U.S. dollars unless otherwise stated)
The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2006	2005
Shareholders’ equity based on Canadian GAAP	1,233	1,180

Unrealized gains on derivative instruments, net of tax (a)	5	29

Realized gains on derivative instruments included in inventory, net of tax (a)	1	1

Additional minimum pension liability, net of tax (b)	–	(13)

Adjustment to apply FAS 158, net of tax (e)	(50)	–

Other, net of tax	(9)	(12)

Shareholders’ equity based on U.S. GAAP	1,180	1,185
Description of significant differences
(a)	Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in notes 1 and 24. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(b)	Unfunded employee benefits – Under U.S. GAAP, an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the consolidated balance sheets. This additional liability is recorded as a reduction to other comprehensive income.

(c)	Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as a component of comprehensive income.

(d)	Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and has a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 26 provides the details of the joint venture as included under Canadian GAAP.

(e)	Funded status of pension and post-retirement benefit plans – Under U.S. GAAP, FAS 158 requires employees to recognize the overfunded or underfunded status of a defined benefit pension or other post-retirement benefit plan on the balance sheet and recognize changes in that funded status as a component of other comprehensive income.

120	AGRIUM ANNUAL REPORT 2006

11-Year Financial Highlights

	For the Year ended December 31
(millions of US dollars except
per share data and ratios)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
INCOME STATEMENT

Net Sales	1,904	1,938	1,805	1,716	1,873	2,063	2,083	2,499	2,838	3,294	4,193

Gross Profit	708	689	581	489	547	547	519	739	905	1,038	956

EBIT (a)(c)(d)(i)	295	354	228	131	163	31	64	21	467	500	72

EBITDA (b)(c)	376	439	320	224	270	172	212	396	623	646	377

Net earnings (loss) (d)(h)(i)	150	182	113	52	73	(57)	(11)	(37)	266	283	33

Diluted earnings (loss) per common share (h)	1.07	1.40	0.87	0.46	0.62	(0.49)	(0.08)	(0.29)	1.91	2.12	0.25

Interest (h)	58	46	50	51	52	91	85	80	69	49	63

Dividends per common share	0.45	0.08	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11

CASH FLOW

Cash provided by operating activities (h)	206	284	279	152	247	76	213	175	440	450	154

Capital expenditures	153	144	174	234	179	164	52	99	82	175	209

BALANCE SHEET

Non-cash working capital	289	398	277	249	299	283	210	217	359	458	717

Total assets (e)(h)	1,611	1,678	1,804	1,980	2,391	2,404	2,197	2,278	2,661	2,785	3,265

Total debt (h)	486	553	685	852	1,023	1,187	969	942	775	477	897

Shareholders’ equity (h)	697	624	545	583	666	540	561	612	948	1,180	1,233

COMMON SHARE STATISTICS

Average shares outstanding (in millions) (f)	138	129	120	113	112	115	123	126	131	132	132

Closing Share Price (U.S.$)	13.75	12.19	8.69	7.88	14.63	10.60	11.31	16.46	16.85	21.99	31.49

Market Capitalization (g)	1,925	1,536	999	883	1,682	1,219	1,425	2,090	2,224	2,881	4,188

PROFITABILITY RATIOS

Return on average invested capital (%)(c)	14	18	12	7	7	–	3	1	20	19	6

Return on average common shareholders’ equity (%)(c)	28	28	19	9	12	(10)	(2)	(7)	35	27	2

DEBT RATIOS

Debt-to-capital (%) (c)	41	47	56	59	61	69	63	61	45	29	42

EBITDA interest coverage (c)	6.5	9.5	6.4	4.4	5.2	1.9	2.5	5.0	9.0	13.2	6.0

Data for 2000 and thereafter reflect the acquisition of the Kenai, Alaska nitrogen facility and related U.S. West coast assets in September 2000.

(a)	Earnings (loss) before interest expense and income taxes.

(b)	Earnings (loss) before interest expense and income taxes, depreciation, amortization and asset impairment.

(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.

(d)	Data for 2003 includes a writedown of our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).

(e)	Data for the years 1996 through 2002 have been restated to record the effect of adoption of the accounting standard for asset retirement obligations.

(f)	Share Price and shares outstanding reflect a 3:1 stock split of January 1996.

(g)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

(h)	Data for the years 1998 through 2004 have been restated to record the effect of adoption of the accounting standard for Preferred Share treatment as debt.

(i)	Data for 2006 includes a writedown of our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million after tax).

Directors & Officers
Agrium’s Board of Directors
Frank W. Proto, Board Chair
Michael M. Wilson, President & CEO
Neil Carragher
Ralph S. Cunningham
D. Grant Devine
Germaine Gibara
Russell K. Girling
Susan A. Henry
Russell J. Horner
Frank W. King
A. Anne McLellan, P.C.
Harry G. Schaefer
Victor J. Zaleschuk
Agrium’s Officers
Michael M. Wilson, President & CEO
Bruce G. Waterman, Senior VP, Finance & CFO
Richard L. Gearheard, Senior VP, Agrium & President, Retail
James M. Grossett, Senior VP, Human Resources
Andrew K. Mittag, Senior VP, Corporate Development and Strategy
Leslie A. O’Donoghue, Senior VP, General Counsel & Corporate Secretary
Ron A. Wilkinson, Senior VP, Agrium & President, Wholesale
William (Bill) A. Boycott, VP, Agrium and President, Advanced Technologies
Stephen G. Dyer, VP, Manufacturing
Patrick J. Freeman, VP and Treasurer
Kevin R. Helash, VP, Marketing and Distribution
Angela S. Lekatsas, VP and Corporate Controller
Gordon R. Miller, VP, Retail West Region
Christopher W. Tworek, VP, Supply Management
Tom E. Warner, VP, Retail East Region

122	AGRIUM ANNUAL REPORT 2006

Corporate & Shareholder Information

CORPORATE AND WHOLESALE HEAD OFFICE
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
ADVANCED TECHNOLOGIES HEAD OFFICE
10 Craig Street
Brantford, ON N3R 7J1
Telephone (519) 757-0077
Fax (519) 757-0080
RETAIL HEAD OFFICE
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478
RETAIL SALES OFFICES
UNITED STATES OF AMERICA

4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478
SOUTH AMERICA

Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 – Piso 2
(1640) Buenos Aires
Buenos Aires Province, Argentina
Telephone 54-11-4717-6441
Fax 54-11-4717-4833
Miguel Morley, General Manager
WHOLESALE SALES OFFICE
CANADA

13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Mike Palmer, Senior Director, Canadian & Industrial Sales
UNITED STATES OF AMERICA

4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, Senior Director, U.S. Sales
ARGENTINA

Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Bahia Blanca
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8029
Antonio Allegretta, General Manager
Bahia Blanca
Designed by Bryan Mills Iradesso
ANNUAL MEETING
The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 9, 2007, Roundup Centre, 20 Roundup Way S.E., Calgary, Alberta. Shareholders of record on March 13, 2007, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site, www. agrium.com.
STOCK EXCHANGES AND TRADING SYMBOL
Common shares are listed on the Toronto and New York Stock Exchanges under AGU.
DIVIDEND INFORMATION
A cash dividend of 5.5 cents per common share was paid on January 11, 2007, to shareholders of record on December 28, 2006.
A cash dividend of 5.5 cents per common share was also paid on July 6, 2006, to shareholders of record on June 15, 2006.
INVESTOR & MEDIA RELATIONS CONTACT
Richard Downey
Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
PRIVACY OFFICER
Telephone (403) 225-7542
Toll Free (877) 247-4866
E-mail: privacyofficer@agrium.com
AUDITORS
KPMG LLP
Suite 1200, 205 – 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
TRANSFER AGENT – COMMON SHARES
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax (416) 643-5501
Web site: www.cibcmellon.com
TRUSTEE – UNSECURED NOTES AND DEBENTURES
The Bank of New York Trust Company
Corporate Trust Division
227 West Monroe Street
26th Floor
Chicago, IL 60606
Telephone: (800) 275-2048
CORPORATE WEB SITE
www.agrium.com
Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust Company

Agrium Inc.	Agrium U.S. Inc.
Corporate Headquarters	United States Headquarters	NYSE and TSX: AGU
13131 Lake Fraser Drive SE	Suite 1700, 4582 South Ulster Street	www.agrium.com
Calgary, Alberta, Canada T2J 7E8	Denver, Colorado, U.S. 80237
Phone (403) 225-7000	Phone (303) 804-4400

Financial Highlights

EARNINGS (LOSS) & OPERATING CASH FLOWS (million of U.S. dollars, except per share amounts)
	Q1	Q2	Q3	Q4	2006	2005	2004
Net sales	$657	$1,816	$821	$899	$4,193	$3,294	$2,838

Cost of product	525	1,419	625	668	3,237	2,256	1,933

Gross profit	132	397	196	231	956	1,038	905

Gross profit (%)	20%	22%	24%	26%	23%	32%	32%

Expenses

Selling	78	110	97	105	390	254	237

General and administrative	21	25	27	23	96	79	63

Depreciation and amortization	39	45	44	41	169	146	156

Asset impairment	–	–	–	136	136	–	–

Kenai award and settlement	–	–	–	–	–	–	(86)

Royalties, resources and other taxes	5	7	5	3	20	45	29

Other expenses	53	–	10	10	73	14	39

Earnings (loss) before interest expense and income taxes	(64)	210	13	(87)	72	500	467

Interest	11	18	16	18	63	49	69

Earnings (loss) before income taxes	(75)	192	(3)	(105)	9	451	398

Income taxes (recovery)	(27)	50	(4)	(43)	(24)	168	132

Net (loss) earnings	$(48)	$142	$1	$(62)	$33	$283	$266

Add (deduct)

Depreciation and amortization	39	45	44	41	169	146	156

Asset impairment	–	–	–	136	136	–	–

Gain on Settlement	–	–	–	–	–	–	(36)

Proceeds on settlement	–	–	–	–	–	–	25

Gain on disposal of assets	–	–	(1)	(13)	(14)	(4)	(6)

Future income taxes (recovery)	(23)	(5)	(16)	(58)	(102)	55	33

Foreign exchange	–	2	(1)	5	6	(6)	(5)

Other Operating	15	2	(35)	6	(12)	27	15

Net change in non-cash working capital (net of changes from acquisitions)	(5)	(30)	(2)	(25)	(62)	(51)	(8)

Cash (used in) provided by operating activities	(22)	156	(10)	30	154	450	440

EBITDA	(25)	255	57	90	377	646	623

Capital expenditures	28	51	50	80	209	175	82

Basic earnings (loss) per share $	$(0.37)	$1.08	$0.01	$(0.47)	$0.25	$2.14	$2.03

Diluted earnings (loss) per share $	$(0.37)	$1.06	$0.01	$(0.47)	$0.25	$2.12	$1.91

CONSOLIDATED BALANCE SHEETS (millions of U.S. dollars)
	Q1	Q2	Q3	Q4	2006	2005	2004
ASSETS

Current assets

Cash and cash-equivalents	$49	$69	$39	$109	$109	300	425

Accounts receivable	385	627	481	566	566	443	388

Inventories	1,177	687	713	747	747	533	447

Prepaid expenses	170	52	54	137	137	91	56

	1,781	1,435	1,287	1,559	1,559	1,367	1,316

Property, plant and equipment	1,452	1,499	1,521	1,332	1,332	1,285	1,231

Intangibles	31	30	70	75	75	–	–

Goodwill	129	129	154	174	174	8	8

Other assets	100	78	96	103	103	103	82

Future income tax assets	59	44	41	22	22	22	24

	3,552	3,215	3,169	3,265	3,265	2,785	2,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness	$351	$26	$158	$227	$227	5	–

Accounts payable and accrued liabilities	1,004	660	542	732	732	579	472

Current portion of long-term debt	30	1	1	1	1	30	60

	1,385	687	701	960	960	614	532

Long-term debt

Recourse debt	441	679	671	669	669	442	471

Non-recourse debt	35	–	–	–	–	–	69

Preferred Securities	–	–	–	–	–	–	175

	476	679	671	669	669	442	715

Other liabilities and minority interest	287	286	255	272	272	277	257

Future income taxes	255	246	223	131	131	272	209

	2,403	1,898	1,850	2,032	2,032	1,605	1,713

Shareholders’ equity

Share capital

Common shares	601	604	606	617	617	583	553

Contributed surplus	3	4	4	5	5	3	2

Retained earnings	536	671	672	602	602	584	392

Cumulative translation adjustment	9	38	37	9	9	10	1

	1,149	1,317	1,319	1,233	1,233	1,180	948

	$3,552	$3,215	$3,169	$3,265	$3,265	2,785	2,661

Segmented Financial Information
The supplementary financial and performance data set out below and on the reverse contains certain financial information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP. Data has been restated to record the effect of accounting for asset retirement obligations and the reclassification of preferred shares to debt.

GROSS PROFIT BY BUSINESS SEGMENT PRODUCT LINE (millions & of U.S. dollars, except margin per tonne amounts)
	2006									2005

					Sales				Inventory					Sales				Inventory
		Cost of		Gross	Tonnes	Sales	COGS	Margin	Tonnes	Net	Cost of	Gross	Gross	Tonnes	Sales	COGS	Margin	Tonnes
	Net Sales	Product	Gross Profit	Profit %	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	(000s)	Sales	Product	Profit	Profit %	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	(000s)
Retail

Fertilizers	1,065	848	217	20						626	485	141	23

Chemicals	591	437	154	26						458	328	130	28

Other	319	195	124	39						158	82	76	48

Total Retail	1,975	1,480	495	25						1,242	895	347	28

North America	1,810	1,345	465	26						1,096	775	321	29

International	165	135	30	18						146	120	26	18

Wholesale

– Nitrogen

Ammonia	440	387	53	12	1,269	347	305	42	294	613	471	142	23	1,906	322	247	75	185

Urea	681	484	197	29	2,582	263	187	76	156	732	459	273	37	2,622	279	175	104	274

Nitrate, Sulphate and Other	255	214	41	16	1,209	211	177	34	322	277	213	64	23	1,251	221	170	51	175

Total Nitrogen	1,376	1,085	291	21	5,060	272	214	58	772	1,622	1,143	479	30	5,779	281	198	83	634

North America	1,043	900	143	14	3,667	284	245	39		1,160	931	229	20	3,939	294	236	58

International	333	185	148	44	1,393	239	133	106		462	212	250	54	1,840	251	115	136

– Phosphate	298	271	27	9	906	329	299	30	140	319	260	59	18	1,088	293	239	54	97

– Potash	213	115	98	46	1,279	167	90	77	144	255	98	157	62	1,611	158	61	97	203

North America	143	80	63	44	731	195	109	86		158	64	94	59	860	183	74	109

International	70	35	35	50	548	128	64	64		97	34	63	65	751	129	45	84

Subtotal Manufactured Product	1,887	1,471	416	22	7,245	260	203	57	1,056	2,196	1,501	695	32	8,478	259	177	82	934

– Product Purchased for Resale	382	363	19	5	1,524	250	238	12	–	–	–	–	–	–	–	–	–	–

Total Wholesale	2,269	1,834	435	19	8,769	259	209	50	1,056	2,196	1,501	695	32	8,478	259	177	82	934

Advanced Technologies

Controlled-Release Products	68	54	14	21

Other	33	28	5	15

Total Advanced Technologies	101	82	19	19

Other Inter-Segment Eliminations	(152)	(159)	7	(5)						(144)	(140)	(4)	3

Total	4,193	3,237	956	23						3,294	2,256	1,038	32

SEGMENTED FINANCIAL RESULTS (millions of U.S. dollars)
	2006					2005
	Retail	Wholesale	Advanced Technologies	Other	Total	Retail	Wholesale	Advanced Technologies	Other	Total
Net sales	1,975	2,269	101	(152)	4,193	1,242	2,196	–	(144)	3,294

Cost of product	1,480	1,834	82	(159)	3,237	895	1,501	–	(140)	2,256

Gross profit	495	435	19	7	956	347	695	–	(4)	1,038

Gross profit (%)	25	19	19	(5)	23	28	32	–	3	32

Expenses

Selling	361	30	5	(6)	390	239	20	–	(5)	254

General and administrative	23	29	7	37	96	10	25	–	44	79

Depreciation and amortization	30	125	8	6	169	17	122	–	7	146

Asset impairment	–	136	–	–	136	–	–	–	–	–

Royalties, resources and other taxes	11	8	–	1	20	7	35	–	3	45

Other (income) expenses	(25)	16	–	82	73	(22)	1	–	35	14

Earnings (loss) before interest expense and income taxes	95	91	(1)	(113)	72	96	492	–	(88)	500

Interest					63					49

Earnings (loss) before income taxes					9					451

Income taxes (recovery)					(24)					168

Net earnings (loss)					33					283

Capital expenditures	22	164	1	22	209	18	151	–	6	175

Performance

KEY RATIOS (millions of U.S. dollars except where otherwise noted)
	2006	2005	2004
DATA

Net sales	4,193	3,294	2,838

EBITDA	377	646	623

Net earnings (loss)	33	283	266

Cash flow from operations	154	450	440

Working capital	599	753	784

Total assets	3,265	2,785	2,661

Total debt	897	477	775

Shareholders’ equity	1,233	1,180	948

Enterprise value	4,976	3,080	2,776

Number of employees	6,554	4,719	4,617

VALUE RATIOS (:1 except per share amounts)

EBITDA per share	2.86	4.90	4.76

Price to earnings ratio (P/E)	32	10	8

Price to cash flow (P/CF)	27	6	5

Enterprise value to EBITDA	13	5	4

Price to book value	3.4	2.4	2.3

Shareholders’ equity to total assets	0.4	0.4	0.4

Book value per common share	9.27	9.01	7.18

LIQUIDITY RATIOS (:1)

Quick ratio	0.8	1.4	1.6

Current ratio	1.6	2.2	2.5

Working capital to sales	0.1	0.2	0.3

Net Sales to total assets	1.3	1.2	1.1

Total asset turnover	1.4	1.2	1.1

PROFITABILITY RATIOS (%)

Return on average invested capital (%)	6	19	20

Return on average shareholders’ equity (%)	2	27	35

DEBT RATIOS (:1 except percentages)

Debt to capital (%)	42	29	45

Net debt to capital (%)	39	13	27

EBIT interest coverage	1.1	10.2	6.8

EBITDA interest coverage	6.0	13.2	9.0

DEFINITIONS
Quick ratio =	current assets – inventories
current liabilities

Return on Average shareholder’s equity =	net income (loss)
average shareholders' equity

EBIT Interest Coverage =	EBIT
interest expense

EBITDA Interest Coverage =	EBITDA
interest expense

Enterprise Value =	(total debt at book value, excluding preferred shares – cash)
+(diluted shares outstanding x closing share price)

Current ratio =	current assets
current liabilities

EBIT =	earnings (loss) before interest expense and taxes

EBITDA =	earnings (loss) before interest expense, taxes,
depreciation, amortization and asset impairment

Debt-to-Capital =	debt (long-term debt, including current portion + bank indebtedness)
debt + common shares + retained earnings + cumulative translation adjustment

Return on average invested capital =	EBIT after income taxes
average invested capital

Price-to-Earnings =	closing share price
net earnings + asset impairment (after tax)

Capital Stock & Trading History

COMMON SHARE DATA (millions, except where otherwise noted)
	2006	2005	2004
Average share price US$	25.51	19.63	15.11
Closing share price US$	31.49	21.99	16.85
Average share price C$	28.89	23.69	19.55
Closing share price C$	36.54	25.62	20.25
Period end common shares outstanding	133	131	132
Period end diluted shares outstanding	133	132	144
US trading volume	160	138	126
Canadian trading volume	127	132	109
Total trading volume	287	270	235
US Average Daily Trading Volumes (thousands)	637	548	511
Canadian Average Daily Trading Volumes (thousands)	507	525	441
Market capitalization US$	4,188	2,881	2,224
Market capitalization C$	4,860	3,356	2,673
Dividends per share	11¢	11¢	11¢

DEBT RATINGS
as at December 31, 2006	Senior Unsecured Notes and Debentures
Moodys Investors Service	Baa2

Dominion Bond Rating Service	BBB

Standard & Poor’s	BBB
Share Price & Volume History Source Source: Thomson Financial

General Information

ANNUAL WHOLESALE PRODUCTION CAPACITY BY PRODUCT GROUP (thousands of tonnes)
	Nitrogen	Phosphate	Potash	Sulphate	Micronutrients
Canada

Carseland, Alberta	710

Ft. Saskatchewan, Alberta	650

Joffre, Alberta	480

Redwater, Alberta	1,365	680		300

Standard/Granum, Alberta	120

Vanscoy, Saskatchewan			2,100

Total Canada	3,325	680	2,100	300	–

United States
Borger, Texas	529

Cincinnati, Ohio (a)	110

Conda, Idaho		644

Kennewick, Washington (a)	430

Reese, Michigan					27

West Sacramento, California (a)	204

Total United States	1,273	644	–	–	27

International

Kenai, Alaska	886

Profertil, Argentina (b)	635

Total International	1,521	–	–	–	–

Total	6,119	1,324	2,100	300	27

(a)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea, and Nitric Acid.

(b)	Represents 50% Profertil S.A. production.

PRODUCT ANALYSIS
	Nutrient
	Nitrogen	Phosphorous	Potassium	Sulphur
	(%N)	(%P2O5)	(%K2O)	(%S)
Anhydrous ammonia	82	0	0	0

Urea	46	0	0	0

Urea ammonium nitrate solutions (UAN)	28-32	0	0	0

Monoammonium phosphate (MAP)	11	52	0	0

Superphosphoric acid (SPA)	0	70	0	0

Muriate of potash	0	0	60	0

Ammonium sulphate	20.5	0	0	24

PRODUCTION FACTORS
Ammonia (82% N)	production of 1 tonne of ammonia requires:
32-38 MMBtu of natural gas

production of 1 tonne of urea requires:
Urea (46% N)	0.58 tonne of ammonia
0.76 tonne of carbon dioxide

production of 1 tonne of MAP requires:
0.15 tonne of ammonia
MAP (monoammonium phosphate)	1.35 tonnes of 40% P2O5 phosphoric acid
1 tonne of phosphoric acid requires:
1.32 tonnes of phosphate rock
1.12 tonnes of sulphuric acid

production of 1 tonne of UAN requires:
UAN (32% N)	0.44 tonne of ammonium nitrate
0.35 tonne of urea